EXHIBIT 10.1
EXECUTION VERSION

ASSET PURCHASE AGREEMENT

dated

January 26, 2006

by and among

FCNH, Inc.,

Steiner Leisure Limited,

Utah College of Massage Therapy, Inc. and

Norman Cohn

EXHIBIT 10.1
EXECUTION VERSION

TABLE OF CONTENTS

Page

EXHIBIT 10.1
EXECUTION VERSION

EXHIBIT 10.1
EXECUTION VERSION

EXHIBIT 10.1
EXECUTION VERSION

TERMINATION AND EXPENSES

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of January 26, 2006 (this "Agreement"), is made by and among FCNH, Inc., a Florida corporation ("Buyer"), Steiner Leisure Limited, a Bahamas international business company, but only with respect to Section 1.6(a), below ("SLL"), Utah College of Massage Therapy, Inc., a "Utah corporation ("Seller"), and Norman Cohn, an individual ("Shareholder" and, together with Seller, individually, a "Seller Party" and, collectively, the "Seller Parties"). Each of the foregoing parties is referred to sometimes herein, individually, as a "Party" and, collectively, as the "Parties." Definitions of capitalized terms are set forth in Article IX, below.

WHEREAS, Seller is engaged in the business of providing certain educational services and products through schools currently operating and located in Arizona, Colorado, Nevada and Utah at the locations described in Schedule R-1;

WHEREAS, Shareholder owns all of the issued and outstanding Capital Stock of Seller and, therefore, will benefit from the transactions described herein and, accordingly, is willing to undertake the obligations of Shareholder described herein;

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, substantially all of the assets and liabilities of Seller pursuant to the terms set forth herein; and

NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS; CLOSING; CERTAIN OBLIGATIONS, ETC.

1.1 **Acknowledgment.** Each of the Parties acknowledges that the statement or statements, as the case may be, with respect to such Party contained in the recitals above are accurate.

1.2 **Purchase and Sale.** On the terms and subject to the conditions set forth herein, on the Closing Date, Seller shall sell, transfer, assign, convey and deliver to Buyer all of the right, title and interest of Seller in and to all of the tangible and intangible assets and properties of every kind and description owned by Seller or in which Seller has an interest as of the Closing Date, wherever located, other than those assets referenced in Section 1.3, below (the "Purchased Assets") and Buyer shall purchase, acquire and accept the Purchased Assets from Seller. Schedule 1.2 identifies all of the machinery, equipment, vehicles, furniture and other personal property owned by Seller or used by Seller in the operation of its business and having a fair market value of one thousand dollars ($1,000.00) or more. The Purchased Assets shall include:

(a) All of the assets reflected on the Current Balance Sheet, except those disposed of or converted into cash after the Current Balance Sheet Date, in the ordinary course of business consistent with past practice, including, without limitation, accounts receivable and notes receivable;

(b)   All Cash on Hand, investments and investment accounts; drafts; and trade, accounts and notes receivable;

(c)   All inventories, including raw materials, supplies, work-in-process, finished goods, goods on consignment and other materials included in the inventories of Seller (the "Inventories") as of the Closing Date;

(d)   All of the rights under the Governmental Approvals then held by Seller which by their respective terms may be assigned by Seller;

(e)   All machinery, equipment, furniture, fixtures, vehicles, office equipment and other personal property owned or used by Seller or connected with its business, including all of the personal property listed or referred to in Schedule 1.2;

(f)   All trademarks, trade names, domain names, programming and code data and similar information for all web sites and computer systems, customer and contact lists and other databases, servicemarks, copyrights and other intellectual property (and all goodwill associated therewith), registered or unregistered, and the applications for registration thereof and the foreign and domestic patents, patent rights and applications therefor and any Licenses relating to any of the foregoing;

(g)   The rights of Seller under all agreements, contracts, mortgages, instruments and guarantees, including without limitation, the Covered Agreements;

(h)   Lists of all students (including individuals who have enrolled, but not yet begun attending the Schools), suppliers and other vendors, correspondence and other document files, processes, computer software, manuals or business procedures, inventions, improvements, trade secrets, technical knowledge, know how and other proprietary or Confidential Information used in or relating to the business of Seller, including related procedures, files and manuals and all source and object codes and documentation related thereto;

(i)   Seller's rights, claims, rights of offset or causes of action against third parties, including, without limitation, those (i) arising under warranties from vendors and others in connection with the assets, properties and business to be sold hereunder or (ii) relating to any of the Assumed Liabilities, but excluding any rights of offset with respect to liabilities which are not Assumed Liabilities;

(j)   All books and records (including all data and other Information stored on discs, tapes or other media) of Seller relating to any of its assets, properties, business and operations (the "Books and Records"); provided that, prior to and for a period of (i) three (3) years after the Closing, or (ii) for as long as Buyer still possesses the particular Book or Record, whichever period is longer, Seller shall have access to the Books and Records at reasonable times, and may, at Seller's expense, make copies of the Books and Records relating to periods prior to the Closing Date, other than Information relating to individual students which is not needed to defend a claim by a student, in each case solely for the personal use of Shareholder and not for use in competition with Buyer or any Affiliate of Buyer; and

(k)   Each of Seller's interest in and to all telephone, telex and facsimile numbers and telephone and other directory listings utilized in connection with its business;

At Closing, all of the interests of Seller in the Purchased Assets shall be transferred by Seller to Buyer free and clear of any and all Liens and shall be transferred subject only to the liabilities to be specifically assumed by Buyer pursuant to Section 1.4, below.

1.3   **Excluded Assets.** Notwithstanding the provisions of Section 1.2, above, the Purchased Assets shall not include the following (herein referred to as the "Excluded Assets"): All of Seller's corporate minute books, stock transfer books, the corporate seal or the Returns, financial statements and work papers, provided that Buyer shall be provided with access to the foregoing items at reasonable times, and may make copies of such items at Buyer's expense.

1.4   **Assumed Liabilities.** On and after the Closing Date, Buyer shall assume and discharge the following obligations as of the Closing Date (as determined, where applicable, pursuant to the Closing Date Balance Sheet) unless otherwise indicated and liabilities of Seller in accordance with their respective terms and subject to the respective conditions thereof:

(a)   All ordinary course liabilities not more than ninety (90) days old (based on invoice date);

(b)   All liabilities related to (i) all unearned revenue with respect to advance payments for student tuition at Seller, (ii) all gift certificate liabilities as reflected on Schedule 2.27(k), (iii) unearned student laboratory fees and (iv) unpaid student refunds in each case to the extent reflected in the Closing Date Balance Sheet;

(c)   All liabilities related to unearned tuition as to which no cash has been received, but as to which a realizable receivable included in the Purchased Assets has been recorded;

(d)   All liabilities and obligations existing under agreements and commitments listed on Schedule 1.4 for periods commencing on the Closing Date.

(e)   All liabilities and obligations existing pursuant to the (i) Real Property Leases and (ii) personal property leases set forth on Schedules 2.19 and 2.20, in each case, for periods commencing on the Closing Date;

(f)   Seller's obligations to provide services to students enrolled with Seller, subject to the terms of the respective enrollment agreements with such students;

(g)   All accrued employee vacation obligations of Seller incurred consistent with Seller's written policies and recorded in accordance with GAAP (including any amount required to be paid by Seller pursuant to applicable law);

(h)   All liabilities incurred, arising from or out of, in connection with or as a result of the operation of the business or the ownership, use or operation of the Purchased Assets by or on behalf of Buyer that arise out of events occurring after the Closing Date; and

(i)   With respect to the promissory note reflected on the trial balance of Seller in account numbers 23000 (current portion long term debt), 28031 (Notes Pay - Zions Credit Co. 3) and 28032 (Notes Pay - Zions Credit Co. 4) Buyer shall assume one-half (1/2) of the principal obligations thereunder as of the Closing Date and Buyer acknowledges that the Liens related to such assumed liabilities shall remain in place with respect to the pertinent assets of UCMT.

The foregoing liabilities and obligations to be assumed by Buyer hereunder (excluding any Excluded Liabilities) are referred to herein as the "Assumed Liabilities."

1.5   Excluded Liabilities. Except as expressly assumed by Buyer pursuant to Section 1.4, above, Buyer shall not assume or be obligated to pay, perform or otherwise discharge any liability or obligation of Seller, direct or indirect, known or unknown, absolute or contingent, whether or not relating to or arising from the Purchased Assets or any rights transferred by Seller to Buyer pursuant to the provisions hereof, (all such liabilities or obligations not being assumed being herein called the "Excluded Liabilities"), and, among others, the following shall be Excluded Liabilities for the purposes of this Agreement:

(a)   Any liabilities of Seller in respect of Taxes of the Seller Parties for any period, including, but not limited to, any sales and use Taxes related to the Seller's acquisition or use of the Purchased Assets;

(b)   Any liabilities in respect of Taxes applicable to the Purchased Assets for all periods or activities of Seller ending on or before the Closing Date, regardless of when assessed, payable or paid and including any interest or penalties thereon other than as provided in Section 4.8, below;

(c)   Any intercompany payables and other liabilities or obligations of Seller to any of its Affiliates;

(d)   Any costs and expenses incurred by the Seller Parties incident to the negotiation and preparation of this Agreement and their performance and compliance with the agreements and conditions contained herein;

(e)   Any liabilities or obligations in respect of any Excluded Assets;

(f)   All liabilities and obligations arising from or in connection with any tortious conduct or purported tortious conduct of Seller or any representative of Seller or any agreement or arrangement or purported agreement or arrangement entered into by or on behalf of Seller other than in the ordinary course of Seller's business;

(g)   All liabilities and obligations under any Employee Benefit Plan, Employment Agreement or any other arrangement relating to employee or consultant compensation, including, but not limited to, the performance participation plan and retention bonus plan of Seller;

(h)　　Any debts, liabilities or obligations of Seller related to or arising out of or in connection with, or as a result of Seller's ownership, use or operation of any of the Purchased Assets or the conduct of Seller's business and operations on or prior to the Closing Date (including any debts, liabilities or obligations imposed by the DOE or other Educational Agencies and including all liabilities and obligations pursuant to the Real Property Leases applicable to periods prior to the Closing Date) even if the claim therefor is made after the date hereof;

(i)　　Any payroll or similar obligations of Seller for any period prior to the Closing Date; and

(j)　　Obligations under any loans from any financial institutions or otherwise.

1.6　　**Initial Purchase Price.**　As consideration for its purchase of the Purchased Assets, and subject to adjustment as provided below, in addition to Buyer's assumption of the Assumed Liabilities, Buyer shall pay at the Closing to, or on behalf of, the Seller Parties, as the case may be, the sum of twenty-eight million dollars ($28,000,000) with respect to the Purchased Assets on the terms described below in this Article I(the "Purchase Price").

(a)　　SLL shall cause Buyer to deliver to Seller at the Closing the sum of twenty three million, eight hundred thousand dollars ($23,800,000) in cash via wire transfer of funds.

(b)　　Buyer shall deliver at the Closing to SunTrust Bank, as escrow agent (the "Escrow Agent"), to be held pursuant to the terms of the escrow agreement in a form to be agreed to by the Parties (the "Escrow Agreement"), an aggregate of four million, two hundred thousand dollars ($4,200,000) in cash via wire transfer of funds which are to be held in the an escrow account through the date that is the day before the first anniversary of the Closing Date to provide funds to be paid as indemnification to Buyer as provided in Section 7.2 (the "Indemnity Escrow Account"), below, pursuant to the procedures set forth in the Escrow Agreement. All amounts paid to Parties under the Escrow Agreement shall be accompanied by the interest applicable to such amounts pursuant to that agreement.

(c)　　Buyer shall deliver to Shareholder after the Closing Date a sum of up to three hundred thousand dollars ($300,000) to compensate for the increased tax obligations to Shareholder resulting from the transaction described herein being in the form of a purchase of assets rather than a purchase of equity pursuant to the procedure described in this Section 1.6(c). Within ninety (90) days after the Closing Date, Shareholder's tax advisor shall deliver to Buyer's tax advisor a report setting forth the amount of the payment proposed to be made to Shareholder under this Section 1.6(c), including a reasonably detailed description of the basis therefor (the "Tax Report"). Within thirty (30) days after the date of delivery (as determined pursuant to Section 11.5, below) to Buyer's tax advisor of the Tax Report, Buyer's tax advisor may propose any adjustments to the Tax Report which Buyer's tax advisor reasonably deems to be appropriate. The Parties shall request that Shareholder's tax advisor and Buyer's tax advisor cooperate and act promptly and in good faith for the purpose of resolving any proposed adjustments. If any disagreement between Buyer's tax advisor and Shareholder's tax advisor relating to the aforesaid determination is not resolved within thirty (30) days after the expiration of the aforesaid thirty (30) day period, a tax advisory firm mutually acceptable to Buyer and

Shareholder with no prior relationship with Buyer or its Affiliates or Shareholder or its Affiliates (the "Tax Firm") shall be promptly engaged to render, within the next thirty (30) days, a report regarding the issue or issues in dispute, and such report shall be binding on the Parties. Buyer shall pay to Shareholder the amount required to be paid under this Section 1.6(c) within five (5) business days of the determination of such amount pursuant to this Section 1.6(c). Buyer shall pay the fees and expenses of Buyer's tax advisor incurred in connection with its services pursuant to this Section 1.6(c), and one-half of the fees and expenses of the Tax Firm incurred in connection with its services pursuant to this Section 1.6(c). Shareholder shall pay the fees and expenses of Shareholder's tax advisor incurred in connection with its services pursuant to this Section 1.6(c), and one-half of the fees and expenses of the Tax Firm incurred in connection with its services pursuant to this Section 1.6(c)

1.7 2005 EBITDA Calculation.

(a) If the 2005 EBITDA is less than the Projected EBITDA, as determined pursuant to this Section 1.7, then, as reflected in Section 5.1(y), below, Buyer shall not be obligated to consummate the transactions contemplated hereby.

(b) As promptly as practicable after December 31, 2005, Buyer shall cause the 2005 EBITDA to be determined by an outside independent public accounting firm reasonably selected by Buyer ("Buyer's Accountant") (the period through the date of such determination is referred to herein as the "Review Period"), based upon financial statements prepared by Seller in accordance with GAAP and audited by Buyer's Accountant. Buyer shall use commercially reasonable efforts to cause Buyer's Accountant to commence work within five (5) days after receipt of the financial statements prepared by Seller pursuant to the preceding sentence. Buyer shall further use commercially reasonable efforts to cause such work by Buyer's Accountant to be completed on an expedited basis as soon as practicable; provided that if there are any additional fees and/or, as the case may be, expenses that result from expedited services by Buyer's Accountant, Seller shall pay to Buyer an amount equal to one-half of such additional fees and/or expenses within five (5) business days after delivery to Seller of reasonable evidence thereof. If the Closing fails to occur, Buyer will allow Seller access to the results of the audit performed hereunder by Buyer's Accountant. The Seller Parties shall provide to Buyer and Buyer's Accountant all Information relating to the operation of Seller in 2005, prior to the Closing Date, reasonably requested by Buyer in connection with the determination of the 2005 EBITDA. As soon as practicable, Buyer's Accountant shall issue a preliminary report on its determination (the "2005 EBITDA Report") and shall make its audit work papers thereon and its preliminary report available to an independent public accounting firm reasonably selected by Seller ("Seller's Accountant") for its review. Within thirty (30) days after the date of delivery (as determined pursuant to Section 11.5, below) to Seller's Accountant of the 2005 EBITDA Report, the Seller's Accountant may propose any adjustments to the 2005 EBITDA Report which Seller's Accountant reasonably deems to be appropriate. The Parties shall request that Seller's Accountant and Buyer's Accountant cooperate and act promptly and in good faith for the purpose of resolving any proposed adjustments. Upon the Parties' agreeing as to any necessary adjustments to the 2005 EBITDA Report, Buyer will cause such adjustments to be recorded, and Buyer's Accountant shall issue its report as to the aforesaid determinations, as adjusted, if so agreed (the "Adjusted EBITDA Report"). If any disagreement between Buyer's Accountant and Seller's Accountant relating to the aforesaid determinations is not resolved by Buyer and Seller within thirty (30) days after the expiration of the Review Period, an independent public accounting firm mutually acceptable to Buyer and Seller with no prior relationship with Buyer or its Affiliates or Seller or its Affiliates (the "Third Firm") shall be promptly engaged to render, within the next thirty (30) days, a report regarding the issue or issues in dispute, and such report shall be binding on the Parties. Buyer's Accountant shall promptly thereafter issue its final report, as adjusted, if necessary, in accordance with the determination of the Third Firm, provided that if Buyer's Accountant determines it to be appropriate, its report may be qualified by indicating that certain matters are presented according to the determination of the Third Firm (the "Final EBITDA Report"). Buyer shall pay the fees and expenses of Buyer's Accountant incurred in connection with its services pursuant to this Section 1.7(b), and one-half of the fees and expenses of the Third Firm incurred in connection with its services pursuant to this Section 1.7(b). Seller shall pay the fees and expenses of Seller's Accountant incurred in connection with its services pursuant to this Section 1.7(b), and one-half of the fees and expenses of the Third Firm incurred in connection with its services pursuant to this Section 1.7(b).

1.8   2006 Net Income Calculation.

(a)   In the event that the 2006 Net Income is equal to or exceeds five million, five hundred thirteen thousand four hundred eighty-six dollars ($5,513,486), then, Buyer shall pay to Seller the sum of four million dollars ($4,000,000) in cash via wire transfer to Seller within ten (10) business days after the date of delivery (as determined pursuant to Section 11.5, below) of the last to occur of the 2006 Net Income Report, the Adjusted 2006 Net Income Report and the Final 2006 Net Income Report, as the case may be.

(b)   As promptly as practicable after December 31, 2006, Buyer shall cause the 2006 Net Income to be determined by Buyer's Accountant in accordance with GAAP, based upon financial statements prepared by Buyer and audited by Buyer's Accountant (the 2006 Calendar Year is referred to herein as the "2006 Review Period"), Buyer's Accountant shall issue a preliminary report on its determination (the "2006 Net Income Report") and shall make its audit work papers thereon and its preliminary report available to Seller's Accountant for its review. Within thirty (30) days after the date of delivery (as determined pursuant to Section 11.5, below) to Seller's Accountant of the 2006 Net Income Report, Seller's Accountant may propose any adjustments to the 2006 Net Income Report which Seller reasonably deems to be appropriate. The Parties shall request that Seller's Accountant and Buyer's Accountant cooperate and act promptly and in good faith for the purpose of resolving any proposed adjustments. Upon the Parties' agreeing as to any necessary adjustments to the 2006 Net Income Report, Buyer will cause such adjustments to be recorded, and Buyer's Accountant shall issue its report as to the aforesaid Net Income determination, as adjusted, if so agreed (the "Adjusted 2006 Report"). If any disagreement between Buyer's Accountant and Seller's Accountant relating to the aforesaid Net Income determination is not resolved by Buyer and Seller within thirty (30) days after the expiration of the 2006 Review Period, an independent public accounting firm mutually acceptable to Buyer and Seller with no prior relationship with Buyer or its Affiliates or Seller and its Affiliates (the "2006 Third Firm") shall be promptly engaged by Buyer to render, within the next thirty (30) days, a report regarding the issue or issues in dispute, and such report shall be binding on the Parties. Buyer's Accountant shall promptly thereafter issue its final report, as adjusted, if necessary, in accordance with the determination of the 2006 Third Firm, provided that if Buyer's Accountant determines it to be appropriate, its report may be qualified by indicating that certain matters are presented according to the determination of the 2006 Third Firm (the "Final 2006 Net Income Report"). Buyer shall pay the fees and expenses of Buyer's

Accountant incurred in connection with its services pursuant to this Section 1.8(b), and one-half of the fees and expenses of the 2006 Third Firm incurred in connection with its services pursuant to this Section 1.8(b). Seller shall pay the fees and expenses of Seller's Accountant incurred in connection with its services pursuant to this Section 1.8(b), and one-half of the fees and expenses of the 2006 Third Firm incurred in connection with its services pursuant to this Section 1.8(b).

(c)   In connection with the determinations to be made under this Section 1.8:

(i)   Buyer shall conduct the operations of the Purchased Assets in substantial compliance with the budget reflected in Schedule 1.8, provided that Buyer retains the right, in its sole discretion, to take or refuse to take any action if the Board of Directors of Buyer reasonably determines in good faith that the approval of such action would breach the directors' fiduciary duties to Buyer and its stockholders;

(ii)   At least until December 31, 2006, provided he remains employed by Buyer or one of its Affiliates, Shareholder shall retain authority to manage the Schools and BWM; and

(iii)   Buyer shall not take any action that is unreasonable from a business perspective that could reasonably be expected to materially decrease 2006 Net Income; provided, however, that Buyer retains the right, in its sole discretion, to refuse to enter into any agreement, understanding or arrangement that might or would lead to increased 2006 Net Income if the Board of Directors of Buyer reasonably determines in good faith that the approval of such action would breach the directors' fiduciary duties to Buyer and its stockholders.

1.9   **Certain Post Closing Payments**.

(a)   The Purchase Price shall be subject to adjustment after the Closing pursuant to the procedures specified in this Section 1.9.

(b)   As soon as practicable after the Closing Date, Buyer shall prepare in accordance with GAAP, have audited by Buyer's Accountant and deliver to Seller a balance sheet of Seller as of the Closing Date (the "Closing Date Balance Sheet"), together with all documentation reasonably required by Buyer to support that balance sheet. Seller shall review the Closing Date Balance Sheet and inform Buyer within thirty (30) days after the delivery thereof to Seller (the "CDBS Review Period") whether Seller disagrees with the Closing Date Balance Sheet. The Parties shall cooperate in good faith for the purpose of resolving any disagreement between Buyer and Seller with respect to the Closing Date Balance Sheet. If any such disagreement between Buyer and Seller is not resolved within fifteen (15) days after the expiration of the CDBS Review Period, a Third Firm shall promptly be engaged to render within the next thirty (30) days, a report regarding the issue or issues in dispute and such report shall be binding on the Parties.

(c)   As soon as practicable after the Closing Date, Buyer shall prepare, based on the Closing Date Balance Sheet and in accordance with GAAP, and deliver to Seller, an acid test ratio calculation (the "ATRC") as described in this Section 1.9(c) and deliver it to Seller, together with all documentation reasonably required by Seller to support the ATRC. The numerator of the ATRC shall be the sum of (i) cash and cash equivalents, (ii) marketable securities and (iii) accounts receivable (net of the allowance for doubtful accounts). The denominator of the ATRC shall be the sum of (i) the aggregate amount of all current liabilities, (ii) the aggregate amount of unearned deferred tuition revenue and (iii) the aggregate amount of gift certificate liability, except that the current portion of notes payable shall be excluded from the denominator of the ATRC.

(d)   Seller shall review the ATRC and inform Buyer within thirty (30) days after the delivery thereof to Seller (the "ATRC Review Period") whether Seller disagrees with the ATRC. The Parties shall cooperate in good faith for the purpose of resolving any disagreement between Buyer and Seller with respect to the ATRC. If any such disagreement between Buyer and Seller is not resolved within fifteen (15) days after the expiration of the ATRC Review Period, a Third Firm shall promptly be engaged to render within the next thirty (30) days, a report regarding the issue or issues in dispute and such report shall be binding on the Parties.

(e)   As soon as practicable after the date that is one hundred fifty days (150) after the Closing Date, Buyer shall prepare and deliver to Seller a statement of free cash flows for the three month period commencing on the day subsequent to the Closing Date (the "SFCF") together with all documentation reasonably required by Seller to support the SFCF . The SFCF shall be calculated in accordance with GAAP based on the net cash flows provided by, or used in, the operations of Seller for that period, plus capital expenditures for such period. Seller shall review the SFCF and inform Buyer within thirty (30) days after the delivery thereof to Seller (the "SFCF Review Period") whether Seller disagrees with the SFCF. The Parties shall cooperate in good faith for the purpose of resolving any disagreement between Buyer and Seller with respect to the SFCF. If any such disagreement between Buyer and Seller is not resolved within fifteen (15) days after the expiration of the SFCF Review Period, a Third Firm shall promptly be engaged to render within the next thirty (30) days, a report regarding the issue or issues in dispute and such report shall be binding on the Parties.

(f)   If the ATRC yields a ratio equal to 1:1, then:

(i)   if the SFCF is positive or zero, no payments are required to be made by Buyer or Seller; or

(ii)   if the SFCF is negative, then Seller shall pay to Buyer an amount equal to such negative amount.

(g)   If the ATRC yields a ratio less than 1:1, then:

(i)   Seller shall pay to Buyer an amount equal to such deficiency; and

(ii)   if the SFCF is negative, then Seller also shall pay to Buyer an amount equal to such SFCF deficiency; or

(iii)   if the SFCF is zero or positive, no additional payment shall be required.

(h)   If the ATRC yields a ratio greater than 1:1, then:

(i)   if the SFCF is positive, Buyer shall pay to Seller the amount necessary so that the ATRC will yield a ratio equal to 1:1;

(ii)   if the SFCF is negative and if the negative amount of the SFCF is equal to the amount of the ATRC in excess of the ratio equal to 1:1, then no payments are required from Buyer or Seller;

(iii)   if the SFCF is negative and if the negative amount of the SFCF is greater than the amount of the excess of the ATRC above a ratio of 1:1, then Seller shall pay an amount equal to such difference to Buyer; and

(iv)   if the amount of the excess of the ATRC above a ratio equal to 1:1 is greater than the negative amount of the SFCF, then Buyer shall pay Seller an amount equal to such excess, minus such negative amount.

(i)   Any payment to be made pursuant to this Section 1.9 shall be made, in cash via wire transfer of funds, within ten business days after agreement of the Parties as to such amount or the determination of the Third Firm, as the case may be, provided that Buyer shall have the option to require any payment due to Buyer under this Section 1.9 to be made immediately when due from the Indemnity Escrow Account in cash, by wire transfer of funds. Notwithstanding the foregoing, neither Buyer nor Seller shall be obligated to make any payment under this Section 1.9 unless the amount in question exceeds five thousand dollars ($5,000). In connection with accounting services under this Section 1.9, Buyer and Seller shall share equally in the fees and expenses of any Third Firm, Buyer shall pay the fees and expenses of Buyer's Accountant and Seller shall pay the fees and expenses of any accounting firm utilized by Seller. Any amounts required to be paid pursuant to this Section 1.9 shall bear interest from the Closing Date through the date such payment is made at the rate of four percent (4%) per annum.

1.10   **[INTENTIONALLY LEFT BLANK]**.

1.11   **Allocation of Purchase Price.** The allocation of the Purchase Price among the Purchased Assets shall be finalized by mutual agreement of the Parties as soon as practicable after the Closing based on an appraisal by an independent appraiser retained by Buyer. Buyer and Seller each agree to file IRS Form 8594 (including an initial filing and any subsequent filings required to reflect any changes in the Purchase Price resulting from adjustments provided for herein), and all Returns, in accordance with that allocation schedule. Buyer, on the one hand, and the Seller Parties, on the other hand, agrees to provide the other promptly with any other Information required to complete the initial Form 8594 and any subsequent Form 8594 to be filed. The allocation of the consideration paid to the Seller Parties hereunder shall, in no event, limit the liability of the Seller Parties with respect to damages, liabilities or expenses incurred by the Buyer Indemnified Parties with respect to any breach of any representations, warranties, covenants or agreements made by the Seller Parties hereunder.

1.12   **Closing Deliveries.** At the Closing,

(a)	The Seller Parties will deliver to Buyer the various certificates, instruments and other documents specified in Section 5.1, below;

(b)	The Seller Parties will deliver to Buyer the Closing Financials reflecting, among other things, the Cash on Hand to be delivered to Buyer at the Closing, including the bank account information and investment account information with respect thereto.

(c)	Buyer will deliver to the Seller Parties the cash described in Section 1.6(a) and Section 1.6(c), above, respectively, as indicated therein.

(d)	Buyer will deliver to the Escrow Agent the cash described in Section 1.6(b), above;

(e)	Buyer will deliver to Seller the various certificates, instruments and documents referred to in Section 5.2, below.

**1.13	Closing.**	The closing of the transactions contemplated by this Agreement (the "Closing") shall take place on the first business day of the month after all conditions to Closing have been fulfilled as set forth in Article V, below, at such location and time as the Parties may mutually agree, (the "Closing Date").

**1.14	Adjustment, Etc.**	The following items shall be adjusted and shall be added to or deducted on a dollar for dollar basis from the Purchase Price, as the case may be: (i) utility charges; (ii) property Taxes for the 2006 tax year, as applicable; (iii) rent; (iv) fees paid for accreditation of the schools; and (v) any other items which are either prepaid by Seller or paid by Seller in arrears and which would unjustly benefit or burden a party if they were not adjusted as of the Closing. All adjustments referred to in this subsection shall be made on a per diem basis as of the close of business on the day preceding the Closing Date. If the amount of any item which is to be adjusted is not determinable at the time of the Closing, then the item shall be adjusted as soon as practicable after the amount of the item is determined.

**1.15	Certain Fees.**	Unless otherwise provided in this Article I, the fees and expenses of accountants and tax advisors for the Parties required as set forth above in this Article I shall be paid by the Party required to retain such accountant or tax advisor.

**1.16	Liability of Seller Parties.**	Shareholder agrees that it will be jointly and severally liable with each of the Seller Parties for all of the financial obligations of each of the Seller Parties under this Agreement.

**1.17	Delivery of Cash Generally.**	Unless otherwise provided by notice from the Seller Parties to Buyer, all cash to be delivered hereunder by Buyer to the Seller Parties shall be sent by wire transfer of funds to the account identified on Schedule 1.17. If only one account is so identified, it shall be the responsibility of each of the Seller Parties to allocate and deliver the funds to the appropriate Seller Party. Unless otherwise provided by notice from Buyer to the Seller Parties and the Escrow Agent, all cash to be delivered hereunder to Buyer from the Seller Parties or the Escrow Agent shall be sent by wire transfer of funds to the account identified on Schedule 1.17.

1.18 **Escrow Accounts, Generally.** With respect to the escrow accounts described above in this Article I, (a) the Parties shall execute all documents and take all other actions under the Escrow Agreement in order to effectuate the payments from such escrow accounts promptly in accordance with the terms of this Article I and (b) Buyer shall be responsible for the fees and expenses of the Escrow Agent.

ARTICLE II

REPRESENTATIONS AND WARRANTIES
WITH RESPECT TO THE SELLER PARTIES

Each of the Seller Parties, jointly and severally, represents and warrants to Buyer that all of the representations and warranties in this Article II are true, correct and complete as of the date of this Agreement and will be true, correct and complete as of the Closing Date subject to such exceptions as are disclosed in the disclosure schedule of the Seller Parties (the "Seller Disclosure Schedule") delivered to Buyer in connection with this Agreement as of the date of this Agreement and as of the Closing Date as a part of the Disclosure Letter and incorporated herein by reference and made a part hereof. The Seller Disclosure Schedule shall be arranged in paragraphs corresponding to the lettered and numbered sections and paragraphs of this Article II.

2.1 **Organization.** Seller (a) is a corporation duly organized, validly existing and in good standing under the laws of Utah, (b) has all requisite corporate power and authority under those laws and its Charter Documents to own or lease and to operate its properties and to carry on its business as now conducted and (c) is duly qualified and in good standing as a foreign corporation in all jurisdictions in which it owns or leases property or in which the carrying on of its business as now conducted so requires in which the failure to be so qualified would reasonably be expected to have a Seller Material Adverse Effect.

2.2 **Qualification.** Schedule 2.2 lists all the jurisdictions in which Seller is authorized or qualified to own or lease and to operate its properties or to carry on its business as now conducted, and Seller does not own, lease or operate any properties, or carry on its business, in any jurisdiction not listed in Schedule 2.2.

2.3 **Charter Documents and Records; No Violation.** Seller has caused true, complete and correct copies of all of its Charter Documents, each as in effect on the date hereof, and the minute books of Seller to be delivered to Buyer through the Data Room. No breach or violation of any Charter Document of Seller has occurred.

2.4 **No Conflicts or Litigation.** The execution, delivery and performance in accordance with their respective terms by the Seller Parties of this Agreement and the other Transaction Documents to which the Seller Parties are parties do not and will not (a) except as set forth on Schedule 2.4, violate any Governmental Requirement or any Governmental Approval issued to a Seller Party, (b) conflict with, result in a breach of or constitute a default under any of the Charter Documents of Seller, (c) except as set forth on Schedule 2.4, conflict with, cause to be void or voidable, result in a breach of, constitute a default under or accelerate or permit the acceleration of the performance required by the Seller Parties under any agreement or instrument to which a Seller Party is a party or by which a Seller Party is bound, (d) result in the creation of any Lien upon any of the assets of the Seller Parties under any such agreement or instrument or (e) terminate or give any party thereto the right to terminate any such agreement or instrument. No Litigation is pending or, to the Knowledge of the Seller Parties, threatened to which any of the Seller Parties are or may become a party which (a) questions or involves the validity or enforceability of any of the obligations of Seller Parties under any Transaction Document, (b) seeks (or reasonably may be expected to seek) (i) to prevent or delay the consummation by any Seller Party of the transactions contemplated by this Agreement to be consummated by such Seller Party or (ii) damages in connection with any consummation by any of the Seller Parties of the transactions contemplated by this Agreement or (c) could restrict in any manner the ability of the Seller Parties to transfer any of the Purchased Assets to Buyer free of any Liens.

2.5   Consents. Except as set forth in Schedule 2.5, no consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with any Governmental Authority by Seller (a) in order to authorize or permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents or (b) under or pursuant to any Governmental Approval held by or issued to Seller (including, without limitation, educational, environmental, health, safety and operating Licenses) by reason of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

2.6   Authorization and Enforceability.

(a)   Shareholder has the legal capacity to execute and deliver this Agreement and each other Transaction Document to which Shareholder is a party and to perform Shareholder's obligations under this Agreement and under all such Transaction Documents. The execution, delivery and performance by Seller of this Agreement and each other Transaction Document to which Seller is a party, and the effectuation of the transactions contemplated hereby and thereby, are within its corporate power under its Charter Documents and the Governmental Requirements of its Organization State applicable to corporate acts in general and have been duly authorized by all corporate proceedings, including actions permitted to be taken in lieu of proceedings, required under its Charter Documents and the applicable Governmental Requirements of its Organization State applicable to corporate acts in general.

(b)   This Agreement has been, and each of the other Transaction Documents to which Seller is a party, when executed and delivered to the other parties thereto, will have been, duly executed and delivered by it and is, or when so executed and delivered will be, its legal, valid and binding obligation, enforceable against Seller in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

2.7   No Defaults. No condition or state of facts exists, or, with the giving of notice or the lapse of time or both, would exist, which (a) entitles any holder of any outstanding Indebtedness, or any Guaranty not constituting Indebtedness, of the Seller Parties, or a representative of that holder, to accelerate the maturity, or require a mandatory prepayment, of that Indebtedness or Guaranty, or affords that holder or its representative, or any beneficiary of that Guaranty, the right to require the Seller Parties to redeem, purchase or otherwise acquire, reacquire or repay any of that Indebtedness, or to perform that Guaranty in whole or in part, (b) entitles any Person to obtain any Lien upon any properties or assets constituting any part of the business of the Seller Parties (or upon any revenues, income or profits of any of the Seller Parties therefrom) or (c) constitutes a violation or breach of, or a default by the Seller Parties under, any Material Agreement of the Seller Parties.

2.8 **No Subsidiaries.** Seller does not own, of record or beneficially, directly or indirectly through any Person, nor does Seller control, directly or indirectly through any Person or otherwise, any Capital Stock or any option, warrant or right to acquire Capital Stock of any Entity.

2.9 **Capital Stock of Seller.** Shareholder owns all of the Capital Stock of Seller and, except as set forth in Schedule 2.9, is the only Person to have ever owned any equity interest of any nature whatsoever in Seller. No Lien exists on any outstanding Capital Stock of Seller. The authorized Capital Stock of Seller, and the only amounts of such Capital Stock that have ever been issued are those set forth on Schedule 2.9 (the "Schedule 2.9 Equity"). There are no outstanding (a) securities or instruments convertible into, or exercisable for any of the Capital Stock of Seller or any other Person issued by Seller or to which Seller is a party; (b) options, warrants, subscriptions or preemptive, conversion or other rights to acquire Capital Stock of Seller; or (c) commitments, agreements or understandings of any kind to which any of the Seller Parties is a party, including employee benefit arrangements, relating to the issuance or repurchase by Seller of any Capital Stock, any such securities or instruments convertible into or exchangeable for Capital Stock of Seller, or any such rights, options, warrants or subscriptions. No Person other than Shareholder has any right to vote on any matter as to which the holders of Capital Stock of Seller have a right to vote. All shares of the Schedule 2.9 Equity (a) have been duly authorized and validly issued in accordance with the applicable Governmental Requirements of the issuer's Organization State and Charter Documents and (b) are fully paid and nonassessable. Seller has not issued or sold any of its outstanding Capital Stock in breach or violation of (a) any applicable statutory or contractual preemptive rights, or any other rights of any kind (including any rights of first offer or refusal), of any Person or (b) the terms of any options, warrants or rights to acquire its Capital Stock which then were outstanding.

2.10 **Predecessor Status; etc.** Schedule 2.10 lists all the legal and assumed names of all of the Predecessors of Seller since its organization, including the names of any Entities from which Seller previously acquired assets other than in the ordinary course of business. Except as disclosed in Schedule 2.10, Seller has not been a Subsidiary or division of another Entity.

2.11 **Related Party Agreements.** Schedule 2.11 sets forth all Related Party Agreements in effect on the date hereof.

2.12 **Litigation, Etc.** Except as disclosed in Schedule 2.12(a), there is no Litigation pending or, to the Knowledge of the Seller Parties, threatened against either Seller or the Schools. Except as disclosed in Schedule 2.12(a), Seller has not received notice of any customer or other complaints to any Governmental Authority, Educational Agency or to a "Better Business Bureau" or similar entity pending or, to the Knowledge of the Seller Parties, threatened against either Seller or the Schools. None of the Seller Parties has received notice of any pending investigation by any Governmental Authority or Educational Agency (excluding routine inspections) nor, to the Knowledge of the Seller Parties, is any such investigation threatened.

Schedule 2.12(b) sets forth a description of all Litigation related matters as to which Seller has retained outside counsel, independent auditors, accountants, tax advisors or other outside consultants since January 1, 2001.

2.13 **Disclosure.** The representations and warranties set forth in this Article II, as modified by the Seller Disclosure Schedule, taken as a whole, do not contain any untrue statement of a Material fact or omit to state a Material fact necessary in order to make the statements therein not misleading.

2.14 **Compliance With Laws.**

(a) Governmental Approvals, etc. Except as disclosed in Schedule 2.14(a)(i) and disregarding matters addressed in Section 2.15, below, (i) Seller possesses, or, if required by the applicable Environmental Laws and Professional Codes, one or more of its employees as required by those Environmental Laws and Professional Codes possesses, all material necessary Governmental Approvals required for the conduct of its business as presently conducted and (ii) Seller and such one or more of its employees has, and is in compliance, in all material respects, all Governmental Requirements, the terms and conditions of all Governmental Approvals necessary for the ownership or lease and the operation of Seller's properties (including all the facilities and sites it owns or holds under any lease) and the carrying on of its business as presently conducted. Schedule 2.14(a)(ii) discloses all the Governmental Approvals so possessed. All the Governmental Approvals so listed are valid and in full force and effect and, except as disclosed in Schedule 2.14(a)(ii), none of the Seller Parties has received, nor to the Knowledge of the Seller Parties, has any employee of Seller received, any written notice from any Governmental Authority of its intention to, nor, to the Knowledge of the Seller Parties, is there any basis for a Government Authority to cancel, terminate, suspend or not renew any of those Governmental Approvals. Except as disclosed in Schedule 2.14(a)(ii), due to any action or omission of Buyer following the Closing, none of the Governmental Approvals will be cancelled, terminated, suspended or not renewed solely as a result of the execution of this Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

(b) Compliance. Except as disclosed in Schedule 2.15(b): each of Seller and the Predecessors, if any, has been and continues to be in compliance in all material respects with all Governmental Requirements applicable to it or any of its presently or, to the Knowledge of the Seller Parties, previously owned or operated properties (including all the facilities and sites now or previously owned or held by it under any lease), businesses or operations, including all applicable Governmental Requirements under ERISA, Environmental Laws and Professional Codes.

2.15 **Educational Approvals.** (a) Except as set forth on Schedule 2.15(a):

(i) Seller and the Schools currently hold and, since January 1, 2001, have held all educational approvals, licenses, permits, certifications, approvals, and other governmental, regulatory, and Accreditation Authority authorizations ("Educational Approvals") required under all laws, rules, regulations, standards and requirements of any entity, Accreditation Authority or organization, whether governmental, government chartered, private or quasi-private, which engages in granting or withholding Educational

Approvals for private post secondary schools in accordance with standards relating to the performance, operation, financial condition and/or academic standards of such schools, or the provision of financial assistance by and to such schools ("Educational Agencies"). Since January 1, 2001, Seller and the Schools have complied in all material respects with, and Seller and the Schools are in compliance in all material respects with, the terms and conditions of all such Educational Approvals.

(ii)   Since January 1, 2001, Seller and the Schools have complied in all material respects with all applicable laws, rules, regulations, standards and requirements of any Educational Agency or related to any Educational Approval.

(iii)   Schedule 2.15(a)(iii) contains a complete listing and summary description of all Educational Approvals in effect on, and since, January 1, 2001, the Educational Agency that issued such Educational Approvals and the periods in which each Educational Approval is or was in full force and effect and the period, if any, when each was subject to any conditions, limitations or restrictions. Seller has made available in the Data Room to Buyer complete and correct copies of all Educational Approvals in effect on or since January 1, 2001.

(iv)   Since January 1, 2001, Seller and the Schools have timely notified, and obtained all required approvals from, all applicable Educational Agencies for each substantive change in Seller or the Schools, including any addition of new education programs or changes in ownership or control.

(v)   There are no proceedings pending to revoke, suspend, limit, condition, restrict or withdraw any Educational Approval, and, to the Knowledge of the Seller Parties, there are no facts, circumstances or omissions concerning Seller- or the Schools that could result in such a proceeding.

(vi)   Since January 1, 2001, neither Seller nor the Schools have received notice that Seller or the Schools are in violation of any of the terms or conditions of any Educational Approval or alleging the failure to hold or obtain any Educational Approval. Neither Seller nor the Schools have received notice that any of the Educational Approvals will not be renewed, and to the Knowledge of the Seller Parties, there is no basis for nonrenewal. To the Knowledge of the Seller Parties, there are no facts or circumstances concerning the operations or management of the Schools prior to Closing that could result in the denial or delay in issuance of any Educational Approval to be issued in connection with the consummation of the transactions contemplated under this Agreement or that could result in the imposition of a Material Restriction or Covered Restriction on such Educational Approval.

(vii)   Schedule 2.15(a)(vii) lists each program pursuant to which financial assistance is provided or, since January 1, 2001, has been provided, to or on behalf of, the students of the Schools.

(viii)   The facilities listed on Schedule 2.15(a)(viii) are, and, since January 1, 2001, have been, the only addresses at which Seller and the Schools have offered educational instruction or otherwise operated. With respect to any facility that has closed or at which the Schools ceased providing instruction, Seller and the Schools complied with all applicable laws and Accreditation Authority standards related to the closure or cessation of instruction at a location or campus, including, without limitation, requirements for teaching out students from that location or campus.

      (b)   Without limiting the foregoing provisions in <u>Section 2.15(a)</u> and except as set forth on <u>Schedule 2.15(b)</u>:

      (i)   Seller and the Schools possess, and since January 1, 2001, have possessed, all requisite Educational Approvals for each educational program the Schools have offered and for each campus, location or facility where the Schools have offered all or any portion of an educational program.

      (ii)   Seller and the Schools possess, and since January 1, 2001, have possessed, all requisite Educational Approvals to operate the Schools in each jurisdiction in which the Schools are located or in which they conduct any operations or are otherwise required to obtain such Educational Approvals, including, without limitation, with respect to providing educational services in person or via distance learning, student marketing or recruiting.

      (iii)   Each of the Schools is, and since January 1, 2001, has been, fully certified by the DOE to participate in the programs of student financial assistance authorized by Title IV of the Higher Education Act of 1965, as amended ("<u>Title IV Programs</u>"), and is party to, and in compliance with, a valid and effective program participation agreement with the DOE that is in full force and effect. Neither Seller nor the Schools are subject to, or since January 1, 2001, have been threatened with, any fine, limitation, suspension or termination proceeding, or subject to any other action or proceeding by the DOE that could result in the suspension, limitation, conditioning, or termination of certification or eligibility, or a liability or fine. To the Knowledge of the Seller Parties, there are no facts, circumstances, or omissions concerning Seller or the Schools that could result in such an action by the DOE.

      (iv)   Seller and the Schools are, and since January 1, 2001, have been, in compliance in all material respects with all applicable rules, regulations and requirements pertaining to the Schools' participation in the Title IV Programs. To the Knowledge of the Seller Parties, there are no facts, circumstances or omissions concerning Seller or the Schools that could result in a finding of material non-compliance with regard to such rules, regulations and requirements. Without limiting the foregoing:

      (A) Since January 1, 2001, each educational program offered by the Schools, including programs involving externships, internships or consortium agreements, was and is an eligible program in accordance with all applicable rules, regulations and requirements, including the requirements of 34 C.F.R. S 668.8, and the Schools have properly measured the length of such educational programs for the purpose of disbursing Title IV Program funding to students enrolled in each such program in accordance with Title IV Program requirements in all material respects.

(B) Since January 1, 2001, the Schools have possessed the DOE approvals and other Educational Approvals necessary for each campus, branch, additional location and other facility or site at which the Schools offered or students received all or part of an educational program and at which students received funds under the Title IV Programs.

(C) The Schools are and have been financially responsible in accordance with the provisions of 34 C.F.R. SS 668.171-175 and any predecessor regulations for each fiscal year ending on or after January 1, 2001.

(D) Since January 1, 2001, neither Seller nor the Schools have received written notice of a request by any regulatory agency that Seller or the Schools post a letter of credit or other form of surety with respect to the Schools for any reason, including any request for a letter of credit based on late refunds pursuant to 34 C.F.R. S 668.173, 34 C.F.R. S 668.15 or any predecessor regulation.

(E) Since January 1, 2001, the DOE has not placed either Seller or the Schools on either the cash monitoring or reimbursement methods of payment.

(F) Since January 1, 2001, the Schools have timely filed with the DOE all required compliance audits and audited financial statements, including those required by 34 C.F.R. S 668.23 or any predecessor regulation.

(G) Since January 1, 2001, the Schools have calculated and paid refunds and calculated dates of withdrawal and leaves of absence in accordance in all material respects with all applicable rules, regulations and requirements, including the requirements of 34 C.F.R. S 668.22, 34 C.F.R. S 682.605 and any predecessor regulations.

(H) Since January 1, 2001, the Schools have disbursed and processed Title IV Program funds in all material respects with all applicable rules, regulations and requirements, including the requirements of 34 C.F.R. S 668.164, 34 C.F.R. S 682.604 and any predecessor regulations.

(I) Since January 1, 2001, the Schools have properly determined students' eligibility to obtain Title IV Program funds for which they are eligible prior to disbursing, and have disbursed, all Title IV Program funds in accordance in all material respects with all applicable rules, regulations and requirements, including the requirements of 34 C.F.R. S 682.201, 34 C.F.R. S 668, Subpart C, and any predecessor regulation.

(J) Since January 1, 2001, the Schools have at all times complied with the limitations in 34 C.F.R. S 600.7 on the number of courses that the Schools may offer by correspondence or telecommunications, the number of students who may enroll in such courses, the number of students that were incarcerated, and the number of students that had neither a high school diploma nor the recognized equivalent of a high school diploma.

(K) Listed on Schedule 2.15(a) is the accurate published cohort default rate for the Schools, calculated by the DOE and issued pursuant to 34 C.F.R. S 668.181-186 or predecessor regulations, for the cohort years ended September 30, 2001 through September 30, 2003.

(L) Listed on Schedule 2.15(a) is the accurate list of the Schools' official cohort default rates for Federal Perkins Loans, if applicable, for award years ended June 30, 2000 through June 30, 2004.

(M) For each fiscal year ending on or after January 1, 2001, the Schools have complied with the requirements of 34 C.F.R. S 600.5(a)(8) and have not derived more than ninety percent (90%) of their revenues from Title IV Program funds as determined in accordance with 34 C.F.R. S 600.5(d). Schedule 2.15(a) contains a correct statement of the percentage of revenues from Title IV Program funds as determined in accordance with 34 C.F.R. S 600.5(d) for each of such fiscal years.

(N) Since January 1, 2001, the Schools have complied with the requirements of 34 C.F.R. S 600.11 and any predecessor regulation.

(v)   None of the Schools is on probation, monitoring or warning status with any Educational Agency, and none of the Schools has been subject to any adverse action by any Educational Agency to revoke, withdraw, deny, suspend, condition or limit its accreditation or other Educational Approval. To the Knowledge of the Seller Parties, there are no facts, circumstances or omissions concerning Seller or the Schools that could lead to any such actions by an Educational Agency.

(vi)   Seller and the Schools have complied in all material respects with all written stipulations, conditions and other requirements imposed by any Educational Agency at the time of, or since, the last issuance of any Educational Approval, including but not limited to, the timely filing of all required reports and responses.

(vii)   Neither Seller nor the Schools provide, or since January 1, 2001, have provided or contracted with any entity that provides, any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or awarding financial aid to any persons or entities engaged in any student recruiting or admissions activities or in making decisions regarding the awarding of student financial aid.

(viii)   Since January 1, 2001, all student financial aid grants and loans, disbursements and record keeping relating thereto have been completed by the Schools in compliance in all material respects with all federal and state requirements, and there are no material deficiencies in respect thereto. Since January 1, 2001, the students at the Schools have been funded in accordance with Title IV Program requirements in all material respects regarding the time and in the amount for which they were eligible, and such students' records conform in all material respects in form and substance to all relevant regulatory requirements. All appropriate reports and surveys with respect to the foregoing have been accurately prepared, taken and timely filed in compliance with Title IV Program requirements in all material respects.

(ix)   Since January 1, 2001, neither Seller nor the Schools, nor any Person that exercises substantial control over the Schools (as the term "substantial control" is defined in 34 C.F.R. S 668.174(c)(3)), or member of such Person's family (as the term "family" is defined in 34 C.F.R. S 668.174(c)(4)), alone or together, (i) exercises or exercised substantial control over another school or third-party servicer (as that term is defined in 34 C.F.R. S 668.2) that owes a liability for a violation of a Title IV Program requirement or (ii) owes a liability for a Title IV Program violation.

(x)   Neither Seller nor the Schools, nor any Person or entity that exercises substantial control over the Schools, or, to the Knowledge of the Seller Parties, member of such Person's family, has filed for relief in bankruptcy or has had entered against it an order for relief in bankruptcy.

(xi)   Neither Seller, nor the Schools, nor, to the Knowledge of the Seller Parties, any of their employees, have pled guilty to, pled nolo contendere to, or been found guilty of, a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or been judicially determined to have committed fraud involving funds under the Title IV Programs.

(xii)   To the Knowledge of the Seller Parties, neither Seller nor the Schools have employed in a capacity involving administration of funds under the Title IV Programs or the receipt of funds under those programs, any individual who has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of federal, state or local government funds, or has been administratively or judicially determined to have committed fraud or any other violation of law involving federal, state or local government funds.

(xiii)   Neither Seller nor the Schools contract with, or since January 1, 2001, have contracted with, a third-party servicer (as such term is defined in 34 C.F.R. 668.2) to provide any services in connection with the processing or administration of the Schools' administration of the Title IV Programs.

(xiv)   Neither Seller nor the Schools provide, or since January 1, 2001, have provided, any educational instruction on behalf of any other schools or organizations of any sort other than the Schools. No other schools or organizations of any sort provide, or since January 1, 2001, have provided, any educational instruction on behalf of the Schools.

(xv)   No principal or Affiliate of Seller nor the Schools has been debarred or suspended, or engaged in any activity that is a cause for debarment or suspension, pursuant to the DOE regulations at 34 C.F.R. S 85.305 or S 85.405.

(c)   Except as set forth on Schedule 2.15(c), neither Seller nor the Schools have received any written student complaint or employee grievance from any Educational Agency or other governmental authority since January 1, 2001, and, to the Knowledge of the Seller Parties, no Educational Agency or other governmental authority has received any such student complaint or employee grievance during such time. To the extent the same are in the possession of Seller, Seller has made available in the Data Room to Buyer correct and complete copies of any such written student complaint or employee grievance and related correspondence.

(d)   Seller has made available in the Data Room to Buyer true and complete copies of all correspondence (excluding general correspondence routinely sent to, or received from, any Educational Agency) received from or sent by or on behalf of Seller or the Schools to any Educational Agency to the extent such correspondence (i) was sent or received since January 1, 2001, or relates to any issue that remains pending, and (ii) relates to (A) any notice that any Educational Approval is not in full force and effect or that an event has occurred which constitutes or, with the giving of notice or the passage of time or both, would constitute, a breach or violation thereunder; (B) any notice that Seller, any Schools, or any Affiliate, employee, or agent of Seller or the Schools has violated or is violating any educational law, including any law related to the Title IV Programs, or any criterion, rule, standard, or other written guidance of any applicable Accreditation Authority, or any law, regulation, or requirement related to maintaining and retaining in full force and effect any and all Educational Approvals necessary for the existing operations of, and receipt of financial assistance by, Seller or any Schools; (C) any audits, program reviews, inquiries, investigations, or site visits conducted by any Educational Agency, any guaranty agency, or any independent auditor reviewing compliance by Seller or the Schools with any educational law or Educational Approval; (D) the qualification of Seller, the Schools or any Affiliate thereof for the receipt of financial assistance; (E) any written notice of an intent to limit, suspend, terminate, revoke, cancel, not renew, or condition the Educational Approvals of, or the provision of financial assistance to, Seller, the Schools or to any of the Schools' students; (F) any written notice of an intent or threatened intent to condition the provision of financial assistance to Seller or the Schools on the posting of a letter of credit or other surety in favor of the DOE; (G) written notice of an intent to provisionally certify the eligibility of Seller or the Schools to participate in the Title IV Programs; or (H) the placement or removal of Seller or the Schools on or from the reimbursement method of payment or any method of payment other than the advance payment method under the Title IV Programs.

21

(e)   Schedule 2.15(e) contains a complete list of all current policy manuals and other statements of procedures or instruction relating to (i) recruitment of students at the Schools, including procedures for assisting in the application by prospective students for direct or indirect state or federal financial assistance; (ii) admissions procedures, including any descriptions of procedures for insuring compliance with federal, state and Accreditation Authority requirements applicable to such procedures; and (iii) procedures for encouraging and verifying attendance, minimum required attendance policies, and other relevant criteria relating to course performance requirements and completion (collectively, the "Policy Guidelines"). Seller has made available in the Data Room to Buyer and its counsel true, correct and complete copies of all Policy Guidelines.

(f)   The operations of Seller and the Schools have been conducted in accordance with the Policy Guidelines which comply with all applicable rules, regulations and requirements. Complete and correct, in all material respects, books and records for all present and past students attending the Schools have been maintained consistent with the operations of a post-secondary school business.   All forms and records have been prepared, completed, maintained and filed in accordance with all applicable laws in all material respects, and are complete and correct.

(g)   Except as set forth on Schedule 2.15(g), since January 1, 2001, Seller and the Schools have not received any written or oral notice of, and there is not any currently unresolved investigation, review, audit, compliance review or site visit relating to the Schools' participation in and administration of the Title IV Programs or other financial assistance programs or their compliance with the requirements of any other Educational Agency. Seller has delivered to the Buyer correct and complete copies of all annual federal financial aid compliance audits and audited financial statements filed with the DOE pursuant to 34 C.F.R. S 668.23 for all fiscal years ending after January 1, 2001, and have listed in Schedule 2.15(g) and provided correct and complete copies of all correspondence related to any draft or final investigative reports, program reviews, audits or compliance reviews received from any other Educational Agency since January 1, 2001. Other than the matters listed on Schedule 2.15(g), there are no current investigations, reviews or audits of the operation of the financial assistance programs of any Schools or any current investigation, review or audit of any Schools by any Educational Agency or other governmental authority.

(h)   Except as set forth on Schedule 2.15(h), there are no surety bonds, letters of credit or other forms of security that Seller or the Schools have been required to file since January 1, 2001, with any Educational Agency with respect to their state authorization, federal eligibility, recruiter permits or other matters.

(i)   BWM has not been required since January 1, 2001, and currently is not required, to obtain or possess any Education Approvals in connection with any aspect of its business.

(j)   Schedule 2.15(j) lists all permits allowing Seller to recruit students in states where Seller has no facilities.

2.16   Environmental Matters.

(a)   Schedule 2.16(a) identifies the operations and activities and locations thereof which have been conducted or are being conducted on any real property currently or previously owned or operated by Seller, which have involved the Handling or Discharge of Hazardous Substances, excluding from the definition of Hazardous Substances for this purpose any product used by Seller or any Schools in the ordinary course of business typical for office, janitorial, maintenance and massage therapy activities that has not resulted in any release to the soil or groundwater of contamination above applicable regulatory limits.

(b)   Seller does not use, nor has Seller used, any Aboveground Storage Tanks or Underground Storage Tanks and there are not now, nor have there ever been, any Underground Storage Tanks beneath any real property currently or previously owned or operated by Seller that are required to be registered under applicable Environmental Laws. No asbestos containing materials ("ACM") are located at any Leased Premises in a manner that, in its currently existing condition, requires abatement pursuant to Environmental Laws (excluding, however, any ACM that would only require such abatement in the event of any disturbance of such ACM in conjunction with any repair, maintenance, improvement or renovation of any portion of any Leased Premises).

(c)   Seller has made available to Buyer in the Data Room and identified on Schedule 2.16(c), to the extent Seller has ever had possession or control thereof, (i) all environmental audits, assessments or occupational health studies undertaken by Seller or its agents or, to the Knowledge of the Seller Parties, undertaken by any Governmental Authority or any third-party, relating to or affecting the Business or any real property currently or previously owned or operated by Seller in connection with the Business; (ii) the results of any ground, water, soil, air or asbestos monitoring undertaken by Seller or its agents or, to the Knowledge of the Seller Parties, undertaken by any Governmental Authority or any third-party, relating to or affecting the Business or any real property currently or previously owned or operated by Seller in connection with the Business, which indicate the presence of Hazardous Substances at levels requiring a notice or report to be made to a Governmental Authority or in violation of any applicable Environmental Laws; (iii) written communications between Seller and any Governmental Authority arising under or related to Environmental Laws; and (iv) outstanding citations issued under OSHA, or similar state or local statutes, laws, ordinances, codes, rules, regulations, orders, rulings, or decrees, relating to or affecting either the Business or any real property currently or previously owned or operated by Seller in connection with the Business.

2.17   Liabilities and Obligations. Except as set forth in Schedule 2.17, Seller has no liabilities or obligations whether accrued, absolute, fixed, contingent or otherwise, except (a) to the extent reflected or taken into account in the Current Balance Sheet, or that will be paid or discharged as of the Closing Date or included in the Assumed Liabilities and (b) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Current Balance Sheet (none of which relates to breach of contract, breach of warranty, tort, infringement or violation of law, or which arose out of any Litigation). Schedule 2.17 also lists and describes each of Seller's outstanding secured and unsecured Guaranties not constituting its

Indebtedness and, for each of those Guaranties, whether Shareholder or an Affiliate of Shareholder is a Person whose obligation is covered by such Guaranty and, if such Guaranty is secured by any property or asset of Seller, the nature of that security. No default has occurred or is continuing (as such term is defined in such relevant liability or obligation) under the liabilities and obligations of Seller listed on Schedule 2.17.

2.18   Receivables and Inventories. (a) All of the Receivables of Seller are valid and legally binding, represent bona fide transactions and arose in the ordinary course of business of Seller. All of the Receivables of Seller are good and collectible receivables, subject to the allowance for doubtful accounts, as determined in accordance with GAAP, if any, set forth on the Current Balance Sheet of Seller. The representation and warranty set forth in the immediately preceding sentence shall require indemnification with respect to the actual collections relating to such Receivables (without regard to whether or not they are good and collectible) to the extent set forth in Section 7.6, below. For purposes of this Agreement, the term "Receivables" means all notes and receivables of Seller, including all trade account receivables arising from the provision of services, sale of inventory, notes receivable, and insurance proceeds receivable. The detailed agings of the Receivables as of the date of the Current Balance Sheets are as set forth on Schedule 2.18(a). Seller will continue to collect Receivables in the ordinary course of business consistent with past practices through the Closing Date.

(b) All Inventories of Seller consist of a quality and quantity usable and saleable in the ordinary course of business except for (i) obsolete and/or, as the case may be, excess items (ii) items of below-standard quality or (iii) items for which it has established a reserve on the Current Balance Sheet for obsolescence or unmerchantability as determined in accordance with GAAP (clauses (i) through (iii), collectively, the "Impaired Inventory"), all of which items of Impaired Inventory, (A) as of the Current Balance Sheet Date, have been written off, written down or adequately reserved against their net realizable value on the Current Balance Sheet and (B) since the Current Balance Sheet Date, have been written off, written down or adequately reserved against their net realizable value, as determined in accordance with GAAP, in the Books and Records of Seller. Seller has, and will through the Closing Date continue to have, adequate quantities and types of Inventories to enable it to conduct its operations consistent with past practices and anticipated operations.

2.19   Real Properties. (a) Seller does not own any parcels of real property. Schedule 2.19(a)(i) sets forth a list of all leases, Licenses or similar agreements for the use or occupancy of real property (including any and all attachments, exhibits, addenda and amendments thereto) to which Seller is a party ("Real Property Leases"), accurately reproduced and complete copies of which have previously been furnished to Buyer in the Data Room, in each case setting forth: the lessor and lessee thereof and street address of each property covered thereby (the "Leased Premises"). Except as set forth in Schedule 2.19(a)(ii), no Real Property Lease has been transferred, sublet, assigned, mortgaged or encumbered by any Seller Party.

(b) With respect to each Real Property Lease, (i) each is in full force and effect and is valid and binding on the lessor party thereto and has not been modified, amended, supplemented, superseded or assigned except as provided in the Real Property Leases, (ii) no Person other than Seller is in possession of any portion of the Leased Premises, (iii) except as described in Schedule 2.19(b), each lessor is a Person who is not an Affiliate of any Seller Party,

(iv) no event has occurred which, with the passage of time or the giving of notice or both, would cause a breach of or default by Seller under any of such leases and, to the Knowledge of the Seller Parties, there is no breach or anticipated breach by any other party to such leases and (v)there is no currently existing or pending defense, offset, claim or counterclaim by or in favor of Seller or against the lessor under any Real Property Lease, and Seller does not know of any currently existing or pending defense, offset, claim or counterclaim by or in favor of the lessor or against Seller under any Real Property Lease. No claims have been brought against any Seller Party, and no Seller Party has received any written notice of any claim or demand for indemnity, under any Real Property Lease.

(c)   The Fixed Assets of Seller utilized in its respective operations are located on the Leased Premises and are maintained in accordance with reasonable commercial operating practices and are adequate for the purposes for which they presently are being used or held for use, ordinary wear and tear excepted.

(d)   There are no (i) pending or, to the Knowledge of the Seller Parties, threatened condemnation proceedings relating to the Leased Premises; (ii) to the Knowledge of the Seller Parties, pending or threatened Litigation relating to the Leased Premises; or (iii) to the Knowledge of the Seller Parties, other matters materially (viewing each property individually) adversely affecting the current use or occupancy of the Leased Premises.

(e)   All facilities located on the Leased Premises and utilized by Seller are supplied with utilities and other services necessary for the operation of such facilities, including gas, electricity, water, telephone, sanitary sewer, and storm sewer, all of which services are (i) adequate in accordance with all applicable laws, ordinances, rules and regulations and (ii) adequate for the operation of the business as conducted by Seller.

(f)   No action has been taken, or inaction occurred, and Seller has not received notice from any insurance carrier of any current defects or inadequacies in the Leased Premises or any portion thereof which would adversely affect the insurability of the Leased Premises or the cost of insurance covering any portion of the Leased Premises.

(g)   The security deposits identified in the Real Property Leases accurately describe the amount of the security deposit currently held by the lessor and held by Lessor as of the Closing under such Real Property Leases (subject to Real Property Leases, if any, which permit the accrual of interest), and, to the Knowledge of Seller, there are no claims or pending claims against same. The amounts set forth for base monthly rent under the Real Property Leases accurately describe the amount of such rentals and the lessor and lessee thereunder have not entered into any agreement to make any modifications thereof, except as set forth in the Real Property Leases, and the monthly rent under the Real Property Leases has been paid current as of the date hereof and as of the Closing. The Real Property Leases accurately set forth their expiration dates and accurately describe rights of the lessee thereunder with respect to options to renew, rights of refusal, rights of first offer and any other rights to expand or contract the premises identified in such Real Property Leases, and the lessor and lessee thereunder have not entered into any agreement to make any modifications thereof except as set forth in the Real Property Leases.

2.20 **Other Tangible Assets.**

(a)   Schedule 2.20(a) discloses all leases, including capital leases, under which Seller is leasing its properties, plant and equipment and other tangible assets other than real properties. Copies of each of those leases have been provided to Buyer in the Data Room. Except as set forth in Schedule 2.20(a), (i) each of those leases is valid and binding on the lessor party thereto and (ii) no Person other than Seller has any rights of a lessee thereunder.

(b)   Except as set forth in Schedule 2.20(b), all the Purchased Assets that are tangible personal property are (i) in working order and (ii) adequate for the purposes for which they presently are being used or held for use and (iii) constitute all of the tangible assets reasonably necessary for the conduct of the business conducted by Seller.

(c)   Seller has good and valid title to, or in the case of leased assets, has a valid leasehold interest in, all of the tangible Purchased Assets, including, without limitation, each item of equipment and other tangible personal property included as an asset in the Financial Statements (other than assets disposed of in the ordinary course of business consistent with past practices since the Current Balance Sheet Date to Persons other than Seller or Affiliates of Seller), and to each item of equipment and other personal property, tangible and intangible, acquired since the Current Balance Sheet Date, free and clear of any Liens.

2.21 **Proprietary Rights.** Except as set forth in Schedule 2.21, Seller owns, free and clear of all Liens, or has the legal right to use, all Proprietary Rights that are necessary to the conduct of its business as now conducted, in each case free of any claims or infringements. Schedule 2.21 lists these Proprietary Rights and indicates (a) the registration status thereof and (b) those owned by Seller and, for those not listed as so owned, describes the agreement or other arrangement pursuant to which they are possessed. Except as set forth in Schedule 2.21, (a) no consent of any Person (other than Buyer) will be required for the use of any of these Proprietary Rights by Buyer or any Affiliate of Buyer following the Closing and (b) no governmental registration of any of the Proprietary Rights has lapsed or expired or been canceled, abandoned, opposed or the subject of any reexamination request, and, to the Knowledge of the Seller Parties, there are not any proposals or threatened action with respect to the foregoing. The carrying on of the business of Seller as currently conducted does not violate any of the Proprietary Rights of any other Person. The carrying on of the business of Seller does not conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under any contract, covenant or instrument with any Person under which Seller is obligated or with respect to any Proprietary Rights used in its business.

2.22 **Relations With Governments, Etc.** Seller has not, directly or through an intermediary, offered, paid, promised to pay or authorized the payment of money or offered, given, or authorized the giving of, anything of value to an official, employee, officer or representative of any government or department, agency or instrumentality of any government, or a political party, party official or candidate for political office, for purposes of inducing such person to use his/her influence to assist Seller in obtaining or retaining business or to benefit Seller and has not otherwise violated the U.S. Foreign Corrupt Practices Act of 1977, as amended.

2.23 **Commitments.** (a) Schedule 2.23 sets forth a complete list of each of the following to which Seller is a party or by which any of its properties are bound and which presently remains executory in whole or in any part:

(i)   each third party confidentiality, partnership, joint venture, cost-sharing agreement, or limited liability company;

(ii)   each guaranty or suretyship, indemnification or contribution agreement or performance bond;

(iii)   each instrument, agreement or other obligation evidencing or relating to Indebtedness of Seller or the deferral purchase of property for, or on behalf of, Seller or to money lent or to be lent to another Person;

(iv)   each instrument or agreement creating a Lien on any of the assets of Seller;

(v)   each agreement to purchase, sell or lease real or personal property other than in the ordinary cause of business;

(vi)   each agreement for the acquisition or provision of services, supplies, equipment, Inventories, fixtures or other property involving more than ten thousand dollars ($10,000) in the aggregate other than enrollment agreements for students at the Schools;

(vii)   each agreement prohibiting or limiting the ability of Seller to engage in any line of business, to compete with any Person or to carry on its business in any location;

(viii) each agreement containing any noncompetition agreement or covenant;

(ix)   each Employment Agreement;

(x)   each agency, sales representative, broker, distribution or marketing agreement, the performance of which will extend over a period of more than one year;

(xi)   each service or management contract, equipment, labor, maintenance or repair contracts or other agreements (other than the Real Property Leases) affecting the Leased Premises or the operation, repair or maintenance thereof and involve consideration in excess of ten thousand dollars ($10,000);

(xii)   each agreement under which it has advanced or loaned any amounts to directors, officers or employees;

(xiii) each agreement involving the License to or use by any Person of any Proprietary Right of Seller; and

(xiv)   each other agreement or commitment not made in the ordinary course of business;

True, correct and complete copies of all written documents with respect to the agreements and other commitments described above, and true, correct and complete written descriptions of all oral agreements and other commitments described above involving the payment of more than ten thousand dollars ($10,000) have heretofore been made available to Buyer in the Data Room. There are no existing or asserted defaults, events of default or events, occurrences, acts or omissions that, with the giving of notice or lapse of time or both, would constitute defaults or events of default under any of the agreements and other commitments described above by Seller or, to the Knowledge of the Seller Parties, any other party thereto. No penalties have been incurred, nor are amendments pending, with respect to the agreements and other commitments described above. The agreements and commitments listed above are in full force and effect and are valid and enforceable obligations of Seller, and the other parties thereto in accordance with their respective terms (except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies), and, to the Knowledge of the Seller Parties no defenses, off-sets or counterclaims have been asserted or may be made by any party thereto (other than by Seller), nor has Seller waived any rights thereunder. To the Knowledge of the Seller Parties the agreements and commitments listed above will continue to be in full force and effect and valid and enforceable obligations of the other parties thereto in accordance with their respective terms (except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies) immediately following the consummation of the transactions contemplated hereby.

2.24   [INTENTIONALLY OMMITTED]

2.25   Insurance. Schedule 2.25(a) sets forth a list of all insurance policies carried by Seller (the "Insurance Policies"). The Insurance Policies provide coverage for the matters covered thereby in amounts and on terms that are adequate for the business currently conducted by Seller. Except as set forth in Schedule 2.25(b), there have been no claims by Seller under any insurance policies for the most recently ended three policy years. Seller has made available to Buyer in the Data Room (a) a complete list of all worker's compensation claims with respect to Seller for the most recently ended three policy years; and (b) true, complete and correct copies of all Insurance Policies, all of which (i) have been issued by insurers of recognized responsibility and (ii) currently are, and will remain without interruption through the Closing Date, in full force and effect. No insurance carried by Seller has been canceled by the insurer, and Seller has not been denied insurance coverage during the past three (3) years, and during the past three (3) years Seller has not received any notice or other communication from any issuer of any Insurance Policy of any cancellation or termination thereof or any increase in any deductibles, retained amounts or the premiums payable thereunder, and, to the Knowledge of the Seller Parties, no such cancellation, termination or increase in deductibles, retainages or premiums is threatened.

2.26 **Employee Matters.**

(a) Schedule 2.26(a) sets forth a complete list of the names, titles, location of employment and rates of annual and cash or material non-cash compensation of any nature whatsoever, at the Current Balance Sheet Date and at the date hereof (and the portions thereof attributable to salary or the equivalent, fixed bonuses, discretionary bonuses and other cash or non-cash compensation, respectively), of all employees, nonemployee officers, nonemployee directors, consultants and independent contractors of Seller (other than professional service providers such as attorneys and independent accountants).

(b) Schedule 2.26(b) lists all oral and written Employment Agreements remaining executory in whole or in part on the date hereof and Seller has made available copies of all written, and summaries of oral, Employment Agreements in the Data Room.

(c) Schedule 2.26(c) contains a true and complete list of each Employee Benefit Plan. Seller does not have any liability with respect to any Employee Benefit Plan other than with respect to the Employee Benefit Plans set forth on Schedule 2.26(c). No Employee Benefit Plan is a Pension Plan and Seller does not maintain or contribute to, nor has any liability to any, Pension Plan. None of the Employee Benefits Plans is (i) a voluntary employees' beneficiary association under Section 501(c)(9) of the Code or (ii) a "multiple employer welfare arrangement" as defined in Section 3(40) of ERISA.

(d) Neither Seller nor any ERISA Affiliate of Seller participates currently, or has ever participated in, and Seller is not required, currently or has ever been required, to contribute to, or otherwise participate in, any Multiemployer Plan.

(e) No Welfare Plan provides, and Seller is not required to provide, post-retirement health or life benefits to any of its employees or other Persons except as required by applicable laws. No Welfare Plan provides medical or dental benefits for any current or former employees of Seller or its Predecessors after termination of employment other than the rights that must be provided by law. No Welfare Plan is funded within the meaning of ERISA.

(f) With respect to each Employee Benefit Plan: (i) each has been administered in compliance in all material respects with its terms and with all applicable laws including, without limitation, ERISA and the Code; (ii) no actions, suits, claims or disputes are pending or threatened against any such plan, the trustee or fiduciary of any such plan, Seller or any assets of any such plan; and (iii) no audits, proceedings, claims or demands are pending with any Governmental Authority, including, without limitation, the IRS and the Department of Labor**;**

(g) No Claims. The Buyer will not suffer any loss, cost or liability as a result of any claim that Seller or any ERISA Affiliate of Seller has not complied with its respective obligations with respect to the Employee Benefit Plans.

(h) No Leased Employees. There are no leased employees or, except as set forth on Schedule 2.26(h), independent contractors within the meaning of Section 414(n) of the Code who perform services for Seller.

(i)   To the Knowledge of the Seller Parties, no employee of Seller or any of Seller's subsidiaries would be subject to Taxes or penalties under Code section 409(a).

(j)   No Employee Benefit Plan obligates Seller to pay separation, severance, termination or similar benefits as a result of any transaction contemplated by this Agreement or solely as a result of a "change of control" (as defined in Code section 280G) and no individual shall accrue or receive any additional benefits, service or accelerated rights to payments of benefits under any Employee Benefit Plan as a result of the actions contemplated by this Agreement.

(k)   Policies. Seller has made available in the Data Room to Buyer copies of all written Employee Policies and Procedures and Employee Benefit Plans.

(l)   Labor Compliance. Seller and the Predecessors have been, and Seller is in compliance in all material respects with all applicable Governmental Requirements respecting employment and employment practices, terms and conditions of employment and wages and hours, and Seller is not liable for any arrears of wages or penalties for failure to comply with any of the foregoing. Except as set forth in Schedule 2.26(l), neither Seller nor any of the Predecessors has engaged in any unfair labor practice or discriminated on the basis of race, color, religion, sex, national origin, age, disability or handicap in its employment conditions or practices. Except as set forth in Schedule 2.26(l), there are no (i) unfair labor practice charges or complaints or racial, color, religious, sex, national origin, age, disability or handicap discrimination charges or complaints pending or, to the Knowledge of the Seller Parties, threatened against Seller before any Governmental Authority (nor, to the Knowledge of the Seller Parties, does any valid basis therefor exist) or (ii) existing or, to the Knowledge of the Seller Parties, threatened labor strikes, disputes, grievances, controversies or other labor troubles affecting the Seller (nor, to the Knowledge of the Seller Parties, does any valid basis therefor exist) including any claim or threatened claim against Seller by any employee of the Seller.

(m)   Unions. Neither Seller nor any Predecessor, nor any ERISA Affiliate of any thereof has ever been a party to any agreement with any union, labor organization or collective bargaining unit, (ii) no employees of Seller is represented by any union, labor organization or collective bargaining unit and (iii) to the Knowledge of the Seller Parties, none of the employees of Seller has threatened to organize or join a union, labor organization or collective bargaining unit.

(n)   Retirees. Seller has no obligation or commitment to provide medical, dental or life insurance benefits to or on behalf of any of its employees who may retire or any of its former employees who have retired except as may be required pursuant to the continuation of coverage provisions of Section 4980B of the Code and the applicable parallel provisions of ERISA or similar state laws and except for group life insurance benefits payable upon death of an employee.

(o)   Absence of Certain Payments. Seller is not a party to any agreement and has not established any policy or program requiring it to make a payment or provide any other form of compensation or vesting right to any person performing services for Seller, which would constitute a "parachute payment" for purposes of Section 280G of the Code.

2.27 **Taxes.** Each of the following representations and warranties in this Section 2.27 is qualified to the extent set forth in Schedule 2.27.

(a) All Returns required to be filed with respect to any Tax for which Seller or the Shareholder are liable have been duly and timely filed with the appropriate Taxing Authority, each Tax shown to be payable on each such Return has been paid, and each Tax payable by Seller has been timely paid and adequate reserves have been established on the books of Seller for all Taxes for which Seller is liable, but the payment of which is not yet due. The Returns reflect accurately in all respects the Tax liabilities of Seller required to be reflected therein. With respect to all Taxes for which Seller is liable, but the payment of which is not yet due, such Taxes shall be accrued for in accordance with GAAP (with personal, real and intangible property Taxes being accrued for on a per diem basis and all other Taxes being determined as if the relevant tax period ended on the Closing Date). The Returns reflect accurately the Tax liabilities of Seller required to be reflected therein;

(b) No Liens for Taxes exist upon the Purchased Assets except Liens for Taxes which are not yet due;

(c) Seller has never been, subject to Tax in any jurisdiction outside of the States of Arizona, Colorado, Nevada or Utah or the United States;

(d) No audit or Litigation with respect to any Tax for which the Seller Parties are asserted to be liable is pending or, to the Knowledge of the Seller Parties, threatened and no valid basis exists on which any claim for any such Tax can be asserted against the Seller Parties, which Tax could, in turn, be asserted against Buyer or any of its Affiliates;

(e) There are no requests for rulings or determinations in respect of any Taxes pending between Seller or Shareholder and any Taxing Authority;

(f) No extension of any period during which any Tax may be assessed or collected and for which the Seller Parties are or may be liable has been granted to any Taxing Authority;

(g) True, correct and complete copies of all income Returns filed by or with respect to Seller for the past three (3) years have been made available to Buyer in the Data Room;

(h) All amounts required to be withheld by Seller and paid to governmental agencies for income, social security, unemployment insurance, sales, excise, use and other Taxes have been collected or withheld and paid to the proper Taxing Authority. Seller has made all deposits required by law to be made with respect to employees' withholding and other employment Taxes;

(i) Except as described in Schedule 2.27(i), Seller is not, nor ever has been, treated as a Subchapter C Corporation for federal income tax purposes;

(j) Except as provided in Section 4.8(d), below, no Tax (including any sales or use tax, property tax, non-recurring intangible tax, documentary stamp tax or other excise tax) relating in any way to the Shareholders or Seller, the actions or inactions of the Shareholders or

Seller or the conduct of business with the Purchased Assets prior to the Closing Date, will be payable by Buyer or SLL by virtue of the transactions contemplated by this Agreement;

       (k)   Seller has accrued an appropriate liability for escheat taxes with respect to all sales of gift certificates as reflected on Schedule 2.27(k) which schedule shall be deemed to be updated to reflect such liabilities reflected in the Closing Date Balance Sheet; and

       (l)   Seller has complied with all bulk transfer laws.

       2.28   **Government Contracts.**   Seller is not a party to any agreement with a Governmental Authority which is subject to price redetermination or renegotiation.

       2.29   **Absence of Changes.**   Since the Current Balance Sheet Date, except as set forth in Schedule 2.29, none of the following has occurred with respect to Seller:

       (a)   any circumstance, condition, event or state of facts (either singly or in the aggregate), which has caused, is causing or will cause a Seller Material Adverse Effect;

       (b)   any change in its authorized Capital Stock or in any of its outstanding Capital Stock or options, warrants or rights to acquire its Capital Stock;

       (c)   any Restricted Payments other than cash dividends;

       (d)   any increase in, or any commitment or promise to increase, the rates of cash or non-cash compensation to any employee of, or consultant or independent contractor to, Seller as of the date hereof, or the amounts or other benefits paid or payable under any Employee Benefit Plan or Other Compensation Plan, except for ordinary and customary bonuses and salary increases for employees at the times and in the amounts consistent with its past practice;

       (e)   any work interruptions, labor grievances or claims filed, or any similar event or condition of any character, that will have a Seller Material Adverse Effect following the Closing Date;

       (f)   any distribution, sale or transfer of, or any commitment to distribute, sell or transfer, any of its assets or properties of any kind which singly is or in the aggregate are Material to the business of Seller, other than distributions, sales or transfers in the ordinary course of its business and consistent with its past practices;

       (g)   any cancellation, or agreement to cancel, any Indebtedness, obligation or other liability owing to it, including any Indebtedness, obligation or other liability of Shareholder or any Related Person of Seller provided that Seller may negotiate and adjust bills in the course of good faith disputes with customers in a manner consistent with past practice;

       (h)   any plan, agreement or arrangement granting any preferential rights to purchase or acquire any interest in any of its assets, property or rights or requiring consent of any Person to the transfer and assignment of any such assets, property or rights;

(i)   any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any property, rights or assets outside of the ordinary course of its business consistent with its past practices;

(j)   any waiver of any of its rights or claims;

(k)   other than the transactions contemplated by this Agreement, any transaction or series of related transactions by it outside of the ordinary course of its business or not consistent with its past practices;

(l)   any incurrence by it of any Indebtedness or any Guaranty not constituting its Indebtedness, or any commitment to incur any Indebtedness or any such Guaranty;

(m)   any investment in the Capital Stock, options, warrants, rights to acquire the Capital Stock or the Indebtedness of any Person other than short-term certificates of deposit of a commercial bank or trust company;

(n)   any capital expenditure or series of related capital expenditures totaling, together with other capital expenditures or series of related capital expenditures of Seller in excess of ten thousand dollars ($10,000.00); or commitments by Seller to make capital expenditures totaling in excess of ten thousand dollars ($10,000.00), all of which are described on Schedule 2.29(n); or

(o)   any cancellation or termination of any of the Covered Agreements.

2.30   Liens. Set forth on Schedule 2.30 is a description of all Liens to which any of the Purchased Assets is subject.

2.31   Indebtedness. Set forth on Schedule 2.31 is a description of all Indebtedness of Seller.

2.32   Financial Statements. Schedule 2.32 contains true, correct and complete copies of the Financial Statements. Except as set forth on Schedule 2.32, each of the Financial Statements (a) has been prepared in accordance with the books of account and records of Seller, which books of account and records are true, complete and accurate in all Material respects; (b) fairly presents in all Material respects Seller's financial condition and the results of its operations at the dates and for the periods specified therein; (c) has been prepared in accordance with GAAP, except in the case of interim Financial Statements for normal year-end adjustments and footnotes required by GAAP and (d) makes full and adequate provisions in accordance with GAAP and Seller's accounting policies for all liabilities or obligations of Seller, whether accrued, absolute, contingent or otherwise. There are no extraordinary or Material non-recurring items of income or expense during the periods covered by the Financial Statements, and the balance sheets included in the Financial Statements do not reflect any write-up or revaluation increasing the book value of any assets. The representations and warranties above in this Section 2.32 with respect to the Financial Statements shall also be applicable with respect to the Closing Financials at the time they are delivered to Buyer and references in this Section 2.32 to the "Financial Statements" shall be deemed to refer to the "Closing Financials" for such purpose.

2.33 **Going Concern.** To the Knowledge of the Seller Parties, there is no fact, event, circumstance or condition (including but not limited to any announced or anticipated changes in the policies of any supplier, referral source, client or customer) that would Materially impair the ability of the Buyer to continue the business of Seller heretofore conducted by Seller in substantially the manner heretofore conducted by Seller (other than general, industry-wide conditions).

2.34 **Purchased Assets.** The Purchased Assets constitute substantially all of the assets utilized by Seller in the operations of its business.

2.35 **Bank Relationships; Powers of Attorney.** Schedule 2.35 sets forth:

(a) the name of each financial institution with which Seller has borrowing or investment arrangements, deposit or checking accounts or safety deposit boxes;

(b) the types of those arrangements and accounts, including, as applicable, names in which accounts or boxes are held, the account or box numbers and the name of each Person authorized to draw thereon or have access thereto; and

(c) the name of each Person holding a general or special power of attorney from, or with respect to, Seller and a description of the terms of each such power.

2.36 **Control of Related Business.** Except as set forth on Schedule 2.36, none of the Seller Parties, either directly or together with any other Person, operates or owns a business or trade (other than the business currently operated by Seller) that (a) is engaged in any line of business which is the same or substantially similar to the business operated by Seller or (b) is a party to any agreement with Seller.

2.37 **No Commissions.** Except as set forth in Schedule 2.37, none of the Seller Parties has, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby (a) employed any broker, finder or similar agent or (b) agreed to pay or incurred any obligation to pay any broker's or finder's fee, any sales commission or any similar form of compensation. Neither of the Seller Parties nor any of their Affiliates have or will have any liability for any commissions or other amounts now or hereafter payable to any broker, finder or similar agent of or to Seller as a result of the transactions contemplated hereby.


ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER


Buyer represents and warrants to Seller that all of the representations and warranties in this Article III are true and complete as of the date of this Agreement, and will be true and complete on the Closing Date.

3.1 **Organization; Power.** Buyer (a) is a corporation duly organized, validly existing and in good standing under the laws of its Organization State and (b) has all requisite corporate power and authority under those laws and its Charter Documents to own or lease and to operate its properties and to carry on its business as now conducted and (c) is duly qualified and in good standing as a foreign corporation in all jurisdictions in which it owns or leases property or in which the carrying on of its business as now conducted so requires in which the failure to be so qualified would reasonably be expected have a Buyer Material Adverse Effect.

3.2 **Authorization and Enforceability.**

(a)   The execution, delivery and performance by Buyer of this Agreement and each other Transaction Document to which it is a party, and the effectuation of the transactions contemplated hereby and thereby, are within the corporate or other power of Buyer under its Charter Documents and the Governmental Requirements of its Organization State applicable to corporate acts in general and have been duly authorized by all proceedings, including actions permitted to be taken in lieu of proceedings, required under its Charter Documents and the applicable Governmental Requirements of its Organization State applicable to corporate acts in general.

(b)   This Agreement has been, and each of the other Transaction Documents to which Buyer is a party, when executed and delivered to the other parties thereto, will have been, duly executed and delivered by Buyer and is, or when so executed and delivered will be, its legal, valid and binding obligation, enforceable against Buyer, in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

3.3 **No Conflicts or Litigation.**   The execution, delivery and performance in accordance with their respective terms by Buyer of this Agreement and the other Transaction Documents to which Buyer is a party do not, and will not, (a) violate any Governmental Requirement (b) conflict with, result in a breach of or constitute a default under any of the Charter Documents of Buyer (c) conflict with, cause to be void or voidable, result in a breach of, constitute a default under any agreement or instrument to which Buyer is a party or by which Buyer is bound or (d) result in the creation of a Lien upon any of the assets of Buyer under any such agreement or instrument. No Litigation is pending or, to the knowledge of the officers of Buyer, threatened to which Buyer is or may become a party which (x) questions or involves the validity or enforceability of any of the obligations of Buyer under any Transaction Document or (y) seeks (or reasonably may be expected to seek) (i) to prevent or delay the consummation by Buyer of the transactions contemplated by this Agreement to be consummated thereby or (ii) damages in connection with any consummation by Buyer of the transactions contemplated by this Agreement.

3.4 **No Commissions.**   Buyer has not, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby (a) employed any broker, finder or similar agent or (b) agreed to pay or incurred any obligation to pay any broker's or finder's fee, any sales commission or any similar form of compensation. Neither Buyer nor any of its Affiliates have or will have any liability for any commissions or other amounts now or hereafter payable to any broker, finder or agent of Buyer as a result of the transactions contemplated hereby.

3.5 **[INTENTIONALLY LEFT BLANK].**

3.6 **Capital Resources.** Buyer has sufficient capital resources to pay the Purchase Price.

3.7 **Consents.** Except as set forth on <u>Schedule 3.7</u>, no consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with any Person (including, without limitation, any Governmental Authority) by Buyer (a) in order to authorize or permit the consummation by Buyer of the transactions contemplated by this Agreement and the other Transaction Documents or (b) under or pursuant to any Governmental Approval held by or issued to Buyer (including, without limitation, educational, environmental, health, safety and operating Licenses) by reason of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

3.8 **Educational Approvals**. Except as set forth on <u>Schedule 3.8</u>, Buyer and the Buyer Schools currently hold and, since the Compliance Date, have held all Educational Approvals required under all laws, rules, regulations, standards and requirements of any Educational Agency. Since the Compliance Date, Buyer and the Buyer Schools have Materially complied with, and Buyer and the Buyer Schools are in Material compliance with, the terms and conditions of all such Educational Approvals. Since the Compliance Date, Buyer and the Buyer Schools have Materially complied with all applicable laws, rules, regulations, standards and requirements of any Educational Agency or related to any Educational Approval.

3.9 **Buyer Financial Statements.** Seller has been provided access to copies of the Buyer Financial Statements. Except as set forth on <u>Schedule 3.9</u>, each of the Buyer Financial Statements (a) has been prepared in accordance with the books of account and records of Buyer, which books of account and records are true, complete and accurate in all Material respects; (b) fairly presents in all Material respects Buyer's financial condition and the results of its operations at the dates and for the periods specified therein; (c) has been prepared in accordance with GAAP, and (d) makes full and adequate provisions in accordance with GAAP and Buyer's accounting policies, for all liabilities or obligations of Buyer, whether accrued, absolute, contingent or otherwise.

3.10 **Regulatory Matters.** Except as set forth on <u>Schedule 3.10</u>, no Person who exercises substantial control over Buyer, as the term "substantial control" is defined under 34 C.F.R. S 668.174(c)(3), has exercised substantial control over any other postsecondary institution (whether or not participating in the Title IV Programs). No Person who exercises substantial control over Buyer, or any member or members of that Person's family, alone or together, exercises or has exercised substantial control over another institution or a third-party servicer that owes a liability for a violation of any requirement of the Title IV Programs. No Person who exercises substantial control over Buyer has pled guilty to, has pled nolo contendere to, or has been found guilty of, a crime involving the acquisition, use, or expenditure of funds under the Title IV Programs or has been judicially determined to have committed fraud involving funds under the Title IV Programs. No Person that has the power, by contract or ownership interest, to direct or cause the direction of the management of policies of Buyer, has filed for relief in bankruptcy or has entered against it an order for relief in bankruptcy. To the knowledge of Buyer, neither Buyer nor any Affiliate of Buyer employs and, since the Compliance Date, has not employed any individual or entity in a capacity that involves the administration or receipt of funds under the Title IV Programs, or contracted with any institution or third-party servicer, which has been limited, suspended or terminated under the HEA, for a reason involving the acquisition, use, or expenditure of federal, state, or local government funds, or has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use, or expenditure of federal, state, or local government funds, or has been administratively or judicially determined to have committed fraud or any other Material violation of law involving federal, state, or local government funds. Except as set forth on Schedule 3.10, no institution of higher education, as that term is defined under the HEA (including a proprietary institution of higher education and a postsecondary vocational institution), whether or not participating in the Title IV Programs, or any third party servicer (as that term is defined at 34 C.F.R. S 668.2) is, or, since the Compliance Date, has been, administered commonly, jointly or in conjunction with Buyer.

3.11 **Approvals.** To the Knowledge of Buyer, there is no basis for the DOE to deny a provisional temporary or final Program Participation Agreement (PPA) and there is no basis for the DOE to impose Material Restrictions or limitations on the operation post-Closing for reasons attributable to Buyer or any of its Affiliates.

ARTICLE IV

COVENANTS EXTENDING TO THE CLOSING

4.1 **Access and Cooperation; Due Diligence**.

(a) From the date hereof and until the Closing, Seller will (i) afford to the Representatives of Buyer, at reasonable times, reasonable access to key employees, sites, properties, Books and Records of Seller, (ii) provide Buyer with such additional financial and operating data and other Information relating to the business and properties of Seller as Buyer may from time to time reasonably request and (iii) cooperate with Buyer and their respective Representatives in the preparation of any documents or other materials that may be required in connection with any Transaction Document.

(b) Each of the Parties will use its commercially reasonable efforts to secure, as soon as practicable after the date hereof, all approvals or consents of third Persons as may be necessary to consummate the transactions contemplated hereby. By way of example and not limitation, Seller shall use commercially reasonable efforts to obtain estoppel letters in the form of Exhibit 4.1(b) completed and executed by the lessors of the Third Party Leases.

(c) If this Agreement is terminated pursuant to Article XI, below, each Party promptly shall return all written Confidential Information of the other Parties they then possess to the Party or Parties, as the case may be, from whom such Confidential Information was received.

4.2 **Conduct of Business Pending the Closing.** Unless otherwise consented to in writing by Buyer, from the date hereof and until the Closing Date, Seller will:

(a) carry on its businesses in the ordinary course and substantially the same manner as it has heretofore and not introduce any material new method of management or operation or any new method of accounting;

(b) maintain its properties and facilities, including those held under leases, in the same condition as of the date hereof, ordinary wear and tear excepted;

(c)   perform all obligations under all written and oral agreements relating to or affecting its business, assets or rights, including the timely payment of all amounts due to Governmental Authorities, suppliers and other vendors;

(d)   maintain in full force and effect without interruption (or replace with equivalent insurance) all its present insurance policies;

(e)   maintain the instruments and agreements governing its outstanding Indebtedness and leases on their present terms and not incur new Indebtedness or enter into new lease instruments or agreements;

(f)   use commercially reasonable efforts to (i) maintain and preserve its business organization intact, (ii) retain the services of its present key employees as of the Closing Date and (iii) maintain its relationships with all Governmental Authorities, including, but not limited to, the DOE, the State DOEs, Accreditation Authorities, suppliers, customers and others having business relations with it;

(g)   comply with all applicable Governmental Requirements and Educational Agency requirements and provide prompt notice to Buyer of any governmental inquiry, notice or investigation;

(h)   continue to market for, and enroll, students for future classes; and

(i)   promptly notify Buyer of all (i) Litigation (including, but not limited to, any governmental inquiry, notice or investigation) and (ii) complaints from students and other customers, employees or vendors received by Seller and which complaints are reasonably likely to result in liability to Seller in excess of two thousand five hundred dollars ($2,500).

4.3   Prohibited Activities. From the date hereof and until the Closing Date, without the prior written consent of Buyer or unless expressly permitted or required by this Agreement, Seller shall, directly or indirectly, and, with respect to Section 4.3(m), below, none of the Seller Parties shall, directly or indirectly:

(a)   issue any of its Capital Stock or issue or otherwise create any options, warrants or rights to acquire any of its Capital Stock;

(b)   make any investments (other than short-term certificates of deposit of a commercial bank or trust company) in the Capital Stock (or options, warrants or rights to acquire the Capital Stock) or Indebtedness of any Person;

(c)   enter into any agreement or commitment or incur, or agree to incur any liability or make any payment or expenditure of any kind other than in the ordinary course of its business and consistent with its past practice;

(d)   increase or agree to increase the compensation payable or to become payable to Shareholder or any of its officers, directors, employees, agents, consultants or independent contractors or make any discretionary bonus or management fee payment to any such Person, other than in the ordinary course of business, consistent with its past practice;

(e)   create, assume or permit to be created or imposed any Liens upon any of its assets or properties, whether now owned or hereafter acquired other than purchase money security interests for equipment used in the ordinary course of business consistent with prior practice and with respect to which equipment the monthly expenditures do not exceed one thousand dollars ($1,000.00);

(f)   (i) except as set forth on Schedule 4.3(f), or as required by applicable law in which case prompt notice will be provided by Seller to Buyer thereof, adopt, establish, amend or terminate any of its Employee Benefit Plans, Other Compensation Plans or Employee Policies and Procedures or (ii) take any discretionary action, or omit to take any contractually required action, if that action or omission could either (A) deplete the assets of any of its Employee Benefit Plans or Other Compensation Plans or (B) increase the liabilities or obligations under any such plan;

(g)   sell, assign, lease or otherwise transfer or dispose of any of its owned or leased property or equipment otherwise than in the ordinary course of its business and consistent with its past practice, or dispose of excess or obsolete inventory or equipment other than for appropriate value;

(h)   negotiate for the acquisition of any business or entity or the start-up of any new business of Seller;

(i)   merge, consolidate or effect a share exchange with, or agree to merge, consolidate or effect a share exchange with any other Entity;

(j)   waive any of its rights or claims in amounts aggregating more than ten thousand dollars ($10,000), provided that it may negotiate and adjust bills in the course of good faith disputes with customers in a manner consistent with past practice up to an aggregate of ten thousand dollars ($10,000);

(k)   commit a breach of, or amend or terminate any Material Agreement to which it is a party including, but not limited to, the terms of any payable or receivable and any agreement with an investor or supplier;

(l)   enter into any other transaction that is not in the ordinary course of its business and consistent with its past practice or that is prohibited hereby;

(m)   make or revoke any Tax election respecting Seller, or take any action which results, or could result, in a termination of the status of Seller as a "Subchapter S" corporation within the meaning of Section 1361 of the Code or take any action outside the ordinary course of business of the Schools that could adversely affect the liability of Buyer for Taxes after the Closing Date;

(n)   make any changes in its Charter Documents;

(o)   make any Restricted Payment (other than for purposes of paying Taxes) in excess of a total of thirty thousand dollars ($30,000) a calendar month after the date of this Agreement;

(p)   award or terminate any Covered Agreement to which it is a party;

(q)   (A) prepay any Indebtedness other than in the ordinary course of business consistent with past practices, or (B) create, assume or permit to be created or imposed any Liens, except for, upon any of its assets or properties, whether now owned or hereafter acquired other than in the ordinary course of business consistent with past practice; or

(r)   purchase or sell (including short sales) any shares of Steiner Leisure Limited in any transactions effected in the Nasdaq Stock Market or otherwise.

4.4   No Shop. None of the Seller Parties shall initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to Seller) with respect to a merger, acquisition, consolidation, liquidation, dissolution, similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of Seller, or engage in any activities, discussions or negotiations concerning, or provide any Confidential Information relating to such proposal or offer or otherwise facilitate any effort or attempt to make or implement such proposal or offer. Each of the Seller Parties shall: (a) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and each will take the steps necessary to inform the Persons referred to in the first sentence of this Section 4.4 of the obligations undertaken in this Section 4.4; and (b) notify Buyer immediately if any such inquiries or proposals are received by, any such Information is requested from or any such discussions or negotiations are sought to be initiated or continued with any of the Seller Parties. Each of the Seller Parties shall cause its employees, agents, family members (where applicable) and Representatives (including, without limitation, any investment banking, legal or accounting firm retained by any of such parties and any equity holders or Representatives of the foregoing) to comply with this Section 4.4.

4.5   Notice to Bargaining Agents. Prior to the Closing Date, Seller will (a) satisfy any requirement for notice of the transactions contemplated by this Agreement under applicable collective bargaining agreements, if any, and (b) provide Buyer with proof that any required notice has been sent.

4.6   Notification of Certain Matters. Each Party shall give prompt notice to the other Parties of (a) the existence or occurrence of each condition or state of facts which will or reasonably could be expected to cause any representation or warranty of such Party contained herein to be untrue or incorrect in any Material respect at or prior to the Closing Date and (b) any failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder. The delivery of any notice pursuant to this Section 4.6 shall not be deemed to (a) modify the representations or warranties herein of the Party delivering that notice, or any other Party, (b) modify the conditions set forth or referred to in Article V or (c) limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

4.7 **Supplemental Information.** Each of the Seller Parties agrees that, with respect to the representations and warranties of such Party contained in this Agreement, such Party will have the continuing obligation until the Closing Date to provide Buyer promptly with such additional supplemental Information (collectively, the "Supplemental Information"), in the form of (a) amendments to then existing Schedules or (b) additional Schedules as would be necessary, in the light of the circumstances, conditions, events and states of facts then known to such Seller Party to make each of those representations and warranties true and correct as of the Closing Date. Supplemental Information provided to Buyer shall not be deemed to eliminate any liability of the Party making the representation or warranty in connection with any representation and/or warranty which is not true and correct.

4.8 **Tax Returns.**

(a) For any period ending on or before the Closing Date, (i) the Seller Parties shall prepare, or cause to be prepared and filed, all income Returns of, or with respect to the income of, as the case may be, the Seller Parties and shall prepare, or cause to be prepared, all other Returns of the Seller Parties and the Seller parties shall pay or cause to be paid, on a timely basis, all Taxes due thereon which are the obligations of the Seller Parties. Seller shall prepare and file the federal and state income tax Returns for each entity required to file a Return with respect to the income of Seller for the tax period ending on the Closing Date prior to the due date for its filing. In the case of any real or personal property taxes (or other similar Taxes) attributable to the Purchased Assets for which Taxes are reported on a Return covering a period commencing before the Closing and ending thereafter (a "Straddle Period Tax"), any such Straddle Period Taxes shall be prorated between Buyer and Seller on a per diem basis. The party required by law to pay any such Straddle Period Tax (the "Paying Party") shall file the Return related to such Straddle Period Tax within the time period prescribed by law and shall timely pay such Straddle Period Tax. To the extent any such payment exceeds the obligation of the Paying Party hereunder, the Paying Party shall provide the other party (the "Non-Paying Party") with notice of payment, and within 10 days of receipt of such notice of payment, the Non-Paying Party shall reimburse the Paying Party for the Non-Paying Party's share of such Straddle Period Taxes.

(b) The Parties shall cooperate and provide each other with such Information and records and access to officers, directors, employees and agents as may be reasonably required in connection with the preparation of any Return or in any Tax audit or other Tax proceeding relating to Seller.

(c) At the Closing, Seller shall complete, execute and deliver to Buyer an executed certificate in the form of Exhibit 4.8(c), to the effect that no withholding is required under Section 1445 of the Code in connection with the transactions contemplated by this Agreement.

(d) All sales, use, value-added, gross receipts, excise, registration, stamp duty, transfer or other similar taxes or governmental fees ("Transfer Taxes") imposed or levied by reason of, in connection with or attributable to this Agreement and the transactions contemplated hereby shall be borne by Buyer. The party required by law to file a Return with respect to such Transfer Taxes shall do so within the time period prescribed by law, and Buyer shall promptly reimburse the Seller Parties for any Transfer Taxes so paid by the Seller Parties upon receipt of notice that such Transfer Taxes have been paid.

4.9 **Business Relations.** Seller and Buyer shall cooperate to present the transactions contemplated hereby to the parties with which Seller has contractual relations (*i.e.*, lessors and other facility owners/operators), as soon as practicable after the date hereof and consistent with applicable securities laws and other Governmental Requirements, in such a manner as to minimize the disruption to the Business and assure such contractual parties that Seller will continue to be operated by substantially the same management team and in accordance with past practices.

4.10 **Reasonable Efforts.** Subject to the terms and conditions of this Agreement, each of the Parties shall use commercially reasonable efforts in good faith to take or cause to be taken as promptly as practicable all reasonable actions that are within its control to cause to be fulfilled those actions upon which the conditions precedent to the other Party's obligations to consummate the transactions contemplated by this Agreement are dependent.

4.11 **Required Government Approvals**. Each of the Parties, as is appropriate, shall cooperate in the filing of a pre-acquisition review application with the DOE with respect to the transactions contemplated by this Agreement as soon as practicable after the date of this Agreement, but in no event later than seven (7) business days following the date of this Agreement and shall thereafter use commercially reasonable efforts to obtain the DOE Pre-Closing Notice and to obtain all other consents, approvals, exemptions and authorizations and to give all of the notices required in connection with the consummation of the transactions contemplated by this Agreement, including all approvals from all Accreditation Authorities, the DOE (including with respect to all student loan programs with respect to which Seller participates as of the date hereof and on the Closing Date), the State DOEs and all other Governmental Authorities required for the conduct by Buyer with the Purchased Assets after the Closing of all of the businesses now conducted by Seller (the "Required Governmental Approvals") without any Material Restrictions or Covered Restrictions). Notwithstanding the foregoing, such reasonable commercial efforts shall not require Buyer to change any aspects of the operations or activities of its post-secondary schools other than the Schools in a manner that would reduce revenues or profits therefrom from what otherwise would be the case.

4.12 **Preserve Accuracy of Representations and Warranties.** Each Party shall promptly notify the other Parties of any Litigation that is instituted or threatened against such Party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement. Each of the Parties shall promptly notify the other Parties of any Litigation that may be threatened, brought, asserted or commenced against such Party which would have been listed in any Schedule of such Party hereto if such lawsuit, claim, proceeding or investigation had arisen prior to the date hereof.

4.13 **Removal of Liens**. Seller shall have all Liens encumbering the Purchased Assets removed.

4.14 **Leases.** Buyer or an Affiliate of Buyer shall use commercially reasonable efforts as promptly as practicable to finalize and enter into, contingent upon the Closing, the lease agreements contemplated by <u>Section 5.2(m)</u> and Seller shall use commercially reasonable efforts to cooperate with Buyer in connection with such efforts.

4.15   Department of Commerce. The Seller Parties shall prepare and file with the United States Department of Commerce all documentation required to be filed therewith as a result of the transactions contemplated hereby.

4.16   Retention Bonuses. The Seller Parties, jointly and severally, shall pay all "retention bonuses" or similar payments to employees of Seller as required pursuant to the arrangements entered into by the Seller Parties relating to such payments.

4.17   Closing Financials. The Closing Financials shall reflect no Seller Material Adverse Effect.

4.18   Data Room. Seller shall take all steps reasonably necessary so that the contents of the Data Room as of 10:00 a.m. on the date hereof will be segregated from any materials subsequently added to the Data Room.


ARTICLE V

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PARTIES


5.1   Conditions to the Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, prior to or at Closing, of each of the following conditions (any or all of which may be waived by Buyer in its discretion):

(a)   Each of the representations and warranties set forth in Article II shall be true and correct as of the Closing Date in all material respects as of the Closing Date; provided that, for purposes of determining the satisfaction of this condition, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure of such representations to be true and correct results or would reasonably be expected to result, in the aggregate, a Seller Material Adverse Effect;

(b)   The Seller Parties shall have performed and complied in all material respects with all covenants, obligations and undertakings required by this Agreement to be performed and complied with by the Seller Parties at or prior to the Closing;

(c)   There shall be no Litigation that seeks to restrain, enjoin or otherwise prevent consummation of the transactions contemplated by this Agreement or the other Transaction Documents, and no judgment, order or decree shall have been rendered that has the effect of enjoining the consummation of the transactions contemplated hereby or thereby;

(d)   Shareholder shall have executed an employment agreement with Buyer or an Affiliate thereof in a form to be agreed to by the Parties (the "<u>New Employment Agreement</u>") having substantially the terms set forth in <u>Schedule 5.1(d)</u>;

(e)   Each of the Seller Parties shall have executed and delivered to Buyer a certificate in a form reasonably satisfactory to counsel to Buyer certifying as to (i) fulfillment of the conditions specified in <u>Section 5.1(a)</u> (unless otherwise waived in accordance with the terms hereof); and (ii) incumbency, signatures and other matters customary for transactions of this nature;

(f)   Seller shall have delivered to Buyer an opinion of counsel in form reasonably satisfactory to counsel for Buyer with respect to the matters indicated in <u>Schedule 5.1(f)</u>;

(g)   Seller shall have procured and delivered to Buyer consents and approvals from all Persons from whom consents are required with respect to Seller for the consummation of the transactions contemplated by this Agreement as set forth in <u>Schedule 5.1(g)</u>;

(h)   Seller shall complete, execute and deliver to Buyer a certificate in a form reasonably acceptable to Buyer, to the effect that no withholding is required under Section 1445 of the Code in connection with the transactions contemplated by this Agreement;

(i)   Seller shall have delivered to Buyer a certificate, dated within ten (10) days prior to the Closing Date, duly issued by the appropriate Governmental Authorities (i) in Seller's Organization State and in each other jurisdiction where Seller is qualified to do business showing Seller to be in good standing and authorized to do business in its Organization State and those other jurisdictions and (ii) in its Organization State certifying Seller's articles of incorporation;

(j)   Seller shall have delivered to Buyer such bills of sale, assignments and other instruments of transfer or conveyance (including certificates of title origin (or like documents) with respect to any equipment included in the Purchased Assets for which a certificate of title or origin is required in order to transfer title) as Buyer may reasonably request or as may be otherwise necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Buyer.

(k)   Seller shall have delivered to Buyer (i) assignments of the Real Property Leases (A) of which Shareholder or an entity owned by Shareholder is the lessor on the terms set forth on <u>Schedule 5.1(k)</u> and (B) of which unrelated parties are the lessors (the "<u>Third Party Leases</u>") in substantially the form of <u>Exhibit 5.1(k)</u> and on terms (x) reflecting an Aggregate Lease Increase of not more than one million dollars ($1,000,000) and (y) providing for a lease termination date with respect to each Third Party Lease of not sooner than that currently applicable to such Third Party Lease, except with respect to the Westminster, Colorado lease, as to which Buyer shall not be required to post a letter of credit or similar security and (ii) documents confirming the assignment of the equipment leases and service contracts listed on <u>Schedule 2.20(a)</u> to Buyer effective as of the Closing Date;

(l)   All of the facilities operated by Seller as of the date hereof shall be in full operation in all material respects;

(m)   The Escrow Agreement shall have been executed and delivered by all of the parties thereto;

(n)   Seller shall have delivered to Buyer copies of (i) the resolutions of the Boards of Directors and shareholder of Seller authorizing the execution and performance of this

Agreement, the Transaction Documents to be executed by Seller and the transactions contemplated hereby and thereby and (ii) the Charter Documents, of Seller, in each case certified by the secretary of Seller;

(o)   Seller shall have delivered to Buyer a list of the students enrolled with Seller as of three (3) business days prior to the Closing Date (including active students, students enrolled who have not yet commenced classes and students on leaves of absence, indicating which students are in each such category);

(p)   Seller shall have delivered to Buyer (i) confirmation of the release of any Liens against the Purchased Assets in each case in such form as Buyer may reasonably request; and (ii) evidence reasonably satisfactory to Buyer that all of the Indebtedness of Seller, other than the Assumed Liabilities, have been terminated with no further liability to Seller after the Closing Date;

(q)   Buyer shall have received, each in form and substance reasonably satisfactory to the Buyer and without imposition of any Material Restriction or any Covered Restriction, the consents and approvals set forth on Schedule 5.1(q) and Buyer shall have not received from any Governmental Authorities or Accreditation Authorities, subject to reasonable verification by Seller, information to reasonably suggest that any of the Required Governmental Approvals will not be received without imposition of any Material Restriction or any Covered Restriction;

(r)   **[INTENTIONALLY LEFT BLANK]**

(s)   The operating data described on Schedule 5.1(s) of the Schools for the three months ended on the last day of the month prior to the Closing Date shall not reflect a material adverse change in excess of the variation parameters set forth in Schedule 5.1(s) for such item from the operating data of the Schools for the same three months in the prior year(s);

(t)   Seller shall have delivered to Buyer properly completed and executed forms required for this transaction by the U.S. Department of Commerce in a form reasonably satisfactory to Buyer;

(u)   No audit, program review, investigation or visit shall have been commenced, scheduled or made known to the Buyer, Seller or the Schools by any Educational Agency or, with respect to compliance by the Schools with any requirement of an Educational Agency or Educational Approval, reasonably likely to have a material adverse impact on the Schools' participation in the Title IV Programs;

(v)   The Seller Parties shall have delivered to Buyer documentation reasonably satisfactory (which will include review by Buyer's independent auditor) to the Buyer that the Schools have complied with the requirements of 34 C.F.R. S 600.5(a)(8), and have not derived more than ninety percent (90%) of their revenues from Title IV Program funds as determined in accordance with 34 C.F.R. S 600.5(d), for the fiscal year ending on December 31, 2005;

(w)   Simultaneously with the Closing, there shall be a closing of the purchase by an Affiliate of Buyer (the "BWM Buyer") of substantially all of the assets of Bodyworkmall, LLC ("BWM") on terms mutually agreeable to BWM Buyer and BWM;

(x)   There shall have been no Seller Material Adverse Effect since the date of this Agreement and Buyer shall have received a Certificate in that regard from Seller; and

(y)   The 2005 EBITDA shall be not less than three million, five hundred thousand dollars ($3,500,000) as determined pursuant to Section 1.7, above.

5.2   Conditions to Obligations of the Seller Parties. The obligation of the Seller Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Seller Parties in their sole discretion):

(a)   Each of the representations and warranties of Buyer set forth in Article III, above, hereof shall be true and correct in all material respects as of the Closing; provided that, for purposes of determining the satisfaction of this condition, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure of such representations to be true and correct results or would reasonably be expected to result in a Buyer Material Adverse Effect;

(b)   Buyer shall have performed and complied in all material respects with all covenants, obligations and undertakings required by this Agreement to be performed and complied with by Buyer prior to or at the Closing;

(c)   No Litigation that seeks to restrain, enjoin or otherwise prevent consummation of the transactions contemplated by this Agreement or other Transaction Documents, and no judgment, order or decree shall have been rendered that has the effect of enjoining the consummation of the transactions contemplated hereby or thereby;

(d)   Buyer shall have delivered to Seller and the Escrow Agent consideration in the respective amounts indicated in Section 1.6, above;

(e)   An appropriate officer of Buyer shall have executed and delivered a certificate in a form reasonably satisfactory to the Seller Parties certifying as to (i) the accuracy of the representations and warranties in Article III above; (ii) the fulfillment of the conditions specified in this Section 5.2 and (iii) incumbency signatures and other matters customary for transactions of this nature;

(f)   Buyer shall have executed and delivered the New Employment Agreement with Shareholder;

(g)   The Escrow Agreement shall have been executed and delivered by all of the parties thereto;

(h)   Buyer shall have delivered to Seller copies of the resolutions of the board of directors of Buyer authorizing the execution and performance of this Agreement and the transactions contemplated hereby certified by the secretary of Buyer;

(i)   Buyer shall have delivered to Seller a certificate, dated within ten (10) days prior to the Closing Date, duly issued by the appropriate Governmental Authorities (i) in its

Organization State and in each other jurisdiction where Buyer is qualified to do business showing Buyer to be in good standing and authorized to do business in its Organization State and those other jurisdictions and (ii) in its Organization State certifying its articles of incorporation;

(j)   Buyer shall have procured and delivered to Seller consents and approvals from all Persons from whom consents are required with respect to Buyer for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents as set forth on Schedule 5.2(j);

(k)   There shall have been no Buyer Material Adverse Effect since the date of this Agreement and Seller shall have received a certificate in that regard from Buyer;

(l)   Simultaneously with the Closing, there shall be a closing of the purchase by the BWM Buyer of substantially all of the assets of BWM on terms mutually agreeable to BWM Buyer and BWM; and

(m)   Buyer or an Affiliate of Buyer shall have entered into or be willing to enter into (subject only to Seller's agreement thereto) lease agreements with the third party lessors of Seller as described in Section 5.1(k) and with Affiliates of Seller pursuant to Schedule 5.1(k).

ARTICLE VI

COVENANTS FOLLOWING THE CLOSING

6.1   Purchase Price Adjustment. All indemnity payments made by Seller under this Agreement shall be treated as purchase price adjustments for purposes of all Tax matters, unless a different Tax treatment is required pursuant to a "determination" (as defined in Section 13.13(a) of the Code), or as provided in any equivalent provision of state, local or foreign law).

6.2   Control Over Purchased Assets. Immediately after the Closing, Seller shall take all steps and actions as Buyer may reasonably request or as may otherwise be necessary to put Buyer in actual possession or control of the Purchased Assets.

6.3   Preparation and Filing of Tax Return. The Seller Parties will pay all Taxes required to be paid with respect to the Purchased Assets for any period through the Closing Date.

6.4   Employee Benefits. Following the Closing Date, Seller's employees will be eligible to receive benefits similar to those received by employees of Buyer in similar positions.

6.5   Dissolution. Shareholder and Seller shall cause Seller to be dissolved within 90 days after the Closing Date and, commencing on the Closing Date, shall cause Seller to conduct no business after other than in connection with its obligations hereunder and in connection with winding up its business and operations.

ARTICLE VII

INDEMNIFICATION

      7.1 **Survival of Representations and Warranties.** All the provisions of this Agreement shall survive the Closing indefinitely notwithstanding any investigation at any time made by or on behalf of any Party or the provision of any Supplemental Information above, provided that the representations and warranties set forth in Articles II and III and in any certificate delivered in connection herewith with respect to any of those representations and warranties will terminate and expire on the eighteen-month anniversary of the Closing Date, except as follows: (a) the representations and warranties contained in Section 2.26 Matters (insofar as it relates to Taxes) and Section 2.27 (Taxes (including escheat taxes)) will survive until the expiration of the applicable statutes of limitations (including all periods of extension and tolling), if any; (b) the representations and warranties set forth in Section 2.16 (Environmental Matters) shall survive for five (5) years and (c) the representations and warranties set forth in Sections 2.1 (Organization), 2.6 (Authorization and Enforceability), 2.8 (No Subsidiaries), 2.9 (Capital Stock of Seller), 3.1 (Organization; Power) and 3.2 (Authorization and Enforceability) shall survive indefinitely (such exceptions, collectively, the "Specified Indemnities"). Notwithstanding anything in this Agreement to the contrary, a Party shall have the right to commence Litigation after the expiration of any of the above-specified time periods with respect to claims as to which notice was provided pursuant to Section 7.4, below, to the Party against which such claim is being asserted prior to the expiration of such time period; provided, however, that such Litigation is commenced within the statutory period of limitations applicable to that Litigation.

      7.2 **Indemnification of Buyer Indemnified Parties.** Subject to the applicable provisions of Section 7.1, above, each of the Seller Parties, jointly and severally, covenant and agree that such Seller Party will indemnify each Buyer Indemnified Party against, and hold each Buyer Indemnified Party harmless from and in respect of, all Damage Claims that arise from, are based on or relate or otherwise are attributable to (a) any breach of the representations and warranties of any of the Seller Parties set forth herein or in certificates delivered in connection herewith, (b) any nonfulfillment of any covenant or agreement on the part of any of the Seller Parties under this Agreement or under any of the other Transaction Documents or (c) any Excluded Liability.

      7.3 **Indemnification of Seller Indemnified Parties.** Subject to the applicable provisions of Section 7.1, above, Buyer covenants and agrees that Buyer will indemnify each Seller Indemnified Party against, and hold each Seller Indemnified Party harmless from and in respect of, all Damage Claims that arise from, are based on or relate or otherwise are attributable to (a) any breach of the representations and warranties of Buyer set forth herein or in certificates delivered in connection herewith to Seller or (b) any nonfulfillment of any covenant or agreement on the part of Buyer, under this Agreement or under any of the other Transaction Documents .

      7.4 **Conditions of Indemnification.**

      (a) All claims for indemnification under this Agreement shall be asserted not later than the eighteen-month anniversary of the Closing Date (except with respect for the

Specified Indemnities, for which indemnity claims may be asserted until the expiration of the survival periods set forth in Section 7.1 above) and resolved as provided in this Section 7.4.

(b)   A party claiming indemnification under this Agreement (an "Indemnified Party") shall promptly (i) notify the party from whom indemnification is sought (the "Indemnifying Party") of any third-party claim or claims asserted against the Indemnified Party (a "Third-Party Claim") that could give rise to a right of indemnification under this Agreement and (ii) transmit to the Indemnifying Party a written notice ("Claim Notice") describing in reasonable detail the nature of the Third-Party Claim, a copy of all papers served with respect to that claim (if any), an estimate of the amount of damages attributable to the Third-Party Claim to the extent feasible (which estimate shall not be conclusive of the final amount of that claim) and the basis for the Indemnified Party's request for indemnification under this Agreement. Except as set forth in Section 7.1, above, the failure to promptly deliver a Claim Notice shall not relieve the Indemnifying Party of its obligations to the Indemnified Party with respect to the related Third-Party Claim except to the extent that the resulting delay is materially prejudicial to the defense of that claim. Within fifteen (15) days after receipt of any Claim Notice (the "Election Period"), the Indemnifying Party shall notify the Indemnified Party (i) whether the Indemnifying Party disputes its potential liability to the Indemnified Party under this Article VII with respect to that Third-Party Claim and (ii) if the Indemnifying Party does not dispute its potential liability to the Indemnified Party with respect to that Third-Party Claim, whether the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against that Third-Party Claim.

(c)   If the Indemnifying Party does not dispute its potential liability to the Indemnified Party, it shall notify the Indemnified Party within the Election Period that the Indemnifying Party elects to assume the defense of the Third-Party Claim, and the Indemnifying Party shall have the right to defend, at its sole cost and expense, that Third-Party Claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnifying Party utilizing counsel reasonably satisfactory to the Indemnified Party to a final conclusion or settled at the discretion of the Indemnifying Party in accordance with this Section 7.4(c), and the Indemnified Party will cooperate with the Indemnifying Party in all reasonable respects in the defense of that Third-Party Claim; provided, however, that the Indemnifying Party shall not enter into any settlement with respect to any Third-Party Claim that requires any payment from or purports to limit the activities of, or otherwise restrict in any way, any Indemnified Party or any Affiliate of any Indemnified Party without the prior consent of that Indemnified Party (which consent shall not be unreasonably withheld). The Indemnified Party is hereby authorized, at the sole cost and expense of the Indemnifying Party, to file, during the Election Period, any motion, answer or other pleadings or take any other action, in each case utilizing counsel selected by such Indemnified Party, that the Indemnified Party shall reasonably deem necessary or appropriate to protect its interests or those of the Indemnifying Party. The Indemnified Party may participate in, but not control, any defense or settlement of any Third-Party Claim controlled by the Indemnifying Party pursuant to this Section 7.4(c) and will bear its own costs and expenses with respect to that participation; provided, however, that if the named parties to any such action (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party has been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party, then the Indemnified Party may employ separate counsel at the expense of the Indemnified Party (though without otherwise limiting the obligations of the Indemnifying

Party under this Article VII), and, on its written notification of that employment, the Indemnifying Party shall not have the right to assume or continue the defense of such action on behalf of the Indemnified Party.

(d)   If the Indemnifying Party (i) within the Election Period (A) elects not to defend the Indemnified Party pursuant to Section 7.4(c), above, or (B) fails to notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 7.4(c), above, or (ii) elects to defend the Indemnified Party pursuant to Section 7.4(c), above, but fails diligently and promptly to prosecute or settle the Third-Party Claim, then the Indemnified Party, without prejudice to any claims it may have against the Indemnifying Party under this Article VII or otherwise shall have the right to defend, at the sole cost and expense of the Indemnifying Party (if the Indemnified Party is entitled to indemnification hereunder), the Third-Party Claim by all appropriate proceedings, which proceedings shall be promptly and vigorously prosecuted by the Indemnified Party to a final conclusion or settled. The Indemnified Party shall have full control of such defense and proceedings. Notwithstanding the foregoing, if the Indemnifying Party has delivered a written notice to the Indemnified Party to the effect that the Indemnifying Party disputes its potential liability to the Indemnified Party under this Article VII and if that dispute is resolved in favor of the Indemnifying Party, the Indemnifying Party shall not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this Section 7.4, or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party shall reimburse the Indemnifying Party in full for all reasonable costs and expenses of such participation. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 7.4(d) and the Indemnifying Party shall bear its own costs and expenses with respect to that participation. Notwithstanding the foregoing, if an Indemnified Party reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification could materially adversely affect any Educational Approval of the Schools or the Schools' ability to participate fully in the Title IV Programs, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle such matter, provided that the Indemnifying Party shall not be bound by a settlement effected without its consent (which may not be unreasonably withheld).

(e)   In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third-Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the "Indemnity Notice") describing in reasonable detail the nature of the claim, an estimate of the amount of Damages attributable to that claim to the extent feasible (which estimate shall not be conclusive of the final amount of that claim) and the basis of the Indemnified Party's request for indemnification under this Agreement. If the Indemnifying Party does not notify the Indemnified Party within fifteen (15) days from its receipt of the Indemnity Notice that the Indemnifying Party disputes the claim specified by the Indemnified Party in the Indemnity Notice, that claim shall be deemed a liability of the Indemnifying Party hereunder. If the Indemnifying Party has timely disputed that claim, as provided above, that dispute shall be resolved pursuant to Section 11.6, below, by proceedings in an appropriate court of competent jurisdiction if the parties do not reach a settlement of that dispute within thirty (30) days after notice of that dispute is given (the "Indemnity Notice Period").

(f)   Payments of all amounts owing by an Indemnifying Party pursuant to this Article VII relating to a Third-Party Claim shall be made within thirty (30) days after the latest of (i) the settlement of that Third-Party Claim, (ii) the expiration of the period for appeal of a final adjudication of that Third-Party Claim and (iii) the expiration of the period for appeal of a final adjudication of the Indemnifying Party's liability to the Indemnified Party under this Agreement in respect of that Third-Party Claim. Payments of all amounts owing by an Indemnifying Party pursuant to Section 7.4(e), above, shall be made within thirty (30) days after the later of the expiration of (i) the Indemnity Notice Period and (ii) the expiration of the period for appeal of a final adjudication of the Indemnifying Party's liability to the Indemnified Party under this Agreement.

7.5   Exclusive Remedy. The Parties agree that from and after the Closing the sole and exclusive remedy and recourse of Buyer with respect to any and all Damage Claims relating to or arising out of the subject matter of this Agreement, except in case of fraud, shall be pursuant, and subject to, the indemnification provisions set forth in this Article VII. Nothing contained herein shall (i) limit any Party's right to specific performance under this Agreement or (ii) limit any Party's remedy and recourse in the event the Closing does not occur.

7.6   Limitations on Indemnification. Notwithstanding anything in this Article VII to the contrary, and except with respect to the agreements in Section 6.5, above, and Article X and Article XI, below, an Indemnified Party shall not be entitled to indemnification with respect to any claim for indemnification under this Article VII unless the amount of such claim is at least five thousand dollars ($5,000) (each a "Permitted Claim") and shall not be entitled to indemnification for Permitted Claims unless and until and to the extent the aggregate thereof exceeds one hundred twenty-five thousand dollars ($125,000) (the "Deductible") (provided that the Deductible shall not apply to indemnifiable Damages with respect to those items identified in Schedule 7.6), in which case the Indemnified Party shall be entitled only to indemnifiable Damages exceeding such threshold (*i.e.*, the $125,000 amount shall serve as a deductible). In addition, the maximum amount payable by the Seller Parties on the one hand, and the Buyer, on the other hand, under the indemnification provided under this Article VII shall be equal to thirty percent (30%) of the aggregate amount of consideration received by Seller pursuant to this Agreement (including any adjustments to the Purchase Price as provided in Article I). Notwithstanding the foregoing, the above limitations on indemnification claims (other than that described in the second sentence of this Section 7.6) should not apply to (a) any indemnifiable Damages resulting from matters relating to the Third Party Leases that would have been disclosed in estoppel letters in the form of Exhibit 4.1(b) from a lessor of a Third Party Lease where such estoppel letter was, in fact, not received by Buyer prior to the Closing and (b) actual collections by Buyer of Receivables and with respect to (x) Receivables other than notes receivable (the "Accounts Receivable"), Buyer shall be entitled to indemnification with respect to Accounts Receivable (as reflected in the Closing Date Balance Sheet), reduced by the allowance for doubtful accounts with respect to such Accounts Receivable (as reflected in the Closing Date Balance Sheet), that are not collected when due in accordance with their respective terms and (y) Receivables that are notes receivable (the "Notes Receivable"), Buyer shall be entitled to indemnification for Notes Receivable that are not collected when due in accordance with their respective terms to the extent, if any, that the aggregate thereof is at least twenty-five thousand dollars ($25,000), in which case Buyer shall be entitled only to the indemnifiable Damages exceeding such threshold (i.e., the $25,000 shall serve as a deductible).

7.7   **Set-Off.** Buyer may set-off against any amounts that any of the Seller Parties are required to pay to Buyer Indemnified Party, any amounts owed by Buyer to Seller under this agreement. Notwithstanding anything to the contrary set forth herein, in determining the amount of any indemnifiable Damages, the amount of such Damages shall be calculated net of any insurance proceeds actually received (net of any collection costs incurred by an Indemnified Party), and any indemnity, contribution or other similar payment actually received, by the Indemnified Party from any third party with respect thereto. In the event that an Indemnified Party shall collect any available insurance proceeds and any indemnities, contributions or other similar payments from third parties following its receipt of any cash from the Indemnity Escrow Account in respect of a claim hereunder but prior to the termination of the Escrow Agreement, such Indemnified Party shall deposit in the Indemnity Escrow Account the amounts so collected in an amount equal to the amount of such proceeds or other payments used to reduce the amount of Damages.

ARTICLE VIII

[INTENTIONALLY LEFT BLANK].

ARTICLE IX

DEFINITIONS AND DEFINITIONAL PROVISIONS

9.1   **Defined Terms.** As used in this Agreement, the following terms have the meanings assigned to them below:

"2005 EBITDA" means, with respect to Seller, the earnings before interest, income Taxes (by way of clarification, no other Taxes are intended to be covered under this exclusion, including, but not limited to, property Taxes), depreciation and amortization thereof with respect to calendar year 2005 (except that interest income on student notes receivable, as calculated on a cash basis, shall not be so deducted) with the following items added to the foregoing: (a) BWM expenses for tables, books and supplies (BWM was paid a fee of cost plus 10% on Seller's purchases from them through the first half of 2005, lowered to cost plus 3% as of 8/1/05; this amount to be added back represents the difference between 10% and 3% through 8/1/05); (b) legal, accounting, consulting and other expenses directly related to transactions contemplated by this Agreement, including deal-closing success fee for consultant, but not consultant's hourly billings; (c) expenses for cancelled programs/locations because of transactions contemplated by this Agreement; to-wit: esthetician program and Sacramento Branch Campus; (d) payment to Sangam (Shareholder's property management company) re: adding back payroll expense of any Sangam employee paid through Seller; (e) an amount equal to the total amount under-accrued on the balance sheet of Seller for 2004 relating to the reserve for notes receivable; and (f) an amount equal to the amount of student registration fees recorded in 2004 that should have been recorded in 2005 under GAAP. The determination of 2005 EBITDA shall be made in accordance with GAAP. Notwithstanding the foregoing, the items in clauses (e) and (f) shall not be added if the definition of 2005 EBITDA pursuant to Section 1.7, above, reflects the need to restate the financial statements of Seller for 2004 such that the amounts described in clauses (e) and

(f) are fully accounted for and included in the financial statements of Seller for 2004 following any such restatement.

"2006 Net Income" means net income, excluding state and federal income taxes (as determined in accordance with GAAP), of the business to be operated by Buyer with the Purchased Assets, as determined pursuant to Section 1.8(b), above and in accordance with GAAP; provided, however, that should the accounting method used to recognize gift certificate revenue and related liability in accordance with GAAP in the determination of 2005 EBITDA, as determined pursuant to Section 1.7, be different than the accounting method used to recognize gift certificate revenue and related liability in accordance with GAAP in the determination of 2006 Net Income, as determined pursuant to Section 1.8(b), then 2006 Net Income shall be adjusted, whether positive or negative, to reflect the impact of the change in accounting method utilized to recognize gift certificate revenue and the related liability.

"2006 Net Income Report" has the meaning specified in Section 1.8(b).

"2006 Third Firm" has the meaning specified in Section 1.8(b).

"2006 Review Period" has the meaning specified in Section 1.8(b).

"Aboveground Storage Tank" shall have the meaning ascribed to such term in Section 6901 et seq., as amended, of RCRA, or any applicable state or local statute, law, ordinance, code, rule, regulation, order ruling, or decree governing Aboveground Storage Tanks.

"ACCET" means the Accrediting Counsel for Continuing Education.

"Accounts Receivable" has the meaning specified in Section 7.6.

"Accreditation Authority" means any non-governmental or quasi-governmental body that grants or withholds accreditation in accordance with standards relating to the performance, operation, financial condition, or academic standards of private post-secondary schools, including, but not limited to, ACCET, COMTA and IMSTAC.

"ACM" has the meaning specified in Section 2.16(b).

"Adjusted EBITDA Report" has the meaning specified in Section 1.7(b).

"Adjusted 2006 Report" has the meaning specified in Section 1.8(b).

"Affiliate" means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of Capital Stock of that Person, by contract or otherwise).

"Aggregate Lease Increase" shall mean the aggregate of any additional lease payments and one-time transfer payments (as defined under GAAP except that the dollar amount shall be determined on a cash basis) in excess of the Existing Lease Commitments which are required to be paid by the lessors of any Third Party Leases in conjunction with the assignment of such leases under the terms of this Agreement.

"Agreement" means this Agreement, including all schedules and exhibits included as part of the Disclosure Letter, as each of the same may be amended, modified or supplemented from time to time pursuant to the provisions hereof or thereof.

"Assumed Liabilities" has the meaning specified in Section 1.4.

"ATRC" has the meaning specified in Section 1.9(c).

"ATRC Review Period" has the meaning specified in Section 1.9(d).

"Books and Records" has the meaning specified in Section 1.2(j).

"Business" means the business to be operated by Buyer and/or, as the case may be, one or more affiliates of Buyer with the Purchased Assets.

"Buyer" has the meaning specified in the introduction.

"Buyer Financial Statements" means the audited balance sheet as of year end 2003 and 2004, and the related audited statement of income, cash flows and stockholders' equity for the 12-month period then ended.

"Buyer's Accountant" has the meaning specified in Section 1.7(b).

"Buyer Indemnified Parties" means Buyer and each of its Affiliates and each of the respective Representatives of Buyer and such Affiliates; provided, however, that no Person who indemnifies Buyer Indemnified Parties in this Agreement will be a Buyer Indemnified Party for purposes of this Agreement.

"Buyer Material Adverse Effect" means any event, change, violation, inaccuracy, circumstance or effect (regardless of whether or not such events, changes, violations, inaccuracies, circumstances or effects are inconsistent with the representations or warranties made by the Buyer in this Agreement) that is materially adverse to the operations, condition (financial or otherwise), assets (tangible and intangible), liabilities, employees, properties, results of operations or business as now conducted, taken as a whole, of Buyer; provided, however that none of the following shall be deemed to constitute a Buyer Material Adverse Effect (either alone or in combination): any adverse event, change, violation, inaccuracy, circumstance or effect resulting from or relating to (i) general business, economic or political conditions, (ii) compliance with the terms and conditions of, or any action or an action required by this Agreement, (iii) any breach by any party other than Buyer of any provision of this Agreement or any agreement or instrument contemplated by this Agreement or any action by a Seller Party or (iv) any failure of Buyer to meet internal, published or other estimates predictions, projections or forecasts of revenues, net income or any other measure of financial performance.

"Buyer's Accountant" has the meaning specified in Section 1.7(c).

"BWM" has the meaning specified in Section 5.1(x).

"BWM Buyer" has the meaning specified in Section 5.1(w).

"Capital Stock" means, with respect to: (a) any corporation, any share, or any depositary receipt or other certificate representing any share of an equity ownership interest in that corporation; and (b) any other Entity, any share, membership or other percentage interest, unit of participation or other equivalent (however designated) of an equity interest in that Entity.

"Cash on Hand" means cash and cash equivalents (i.e., items that are convertible into cash within ninety (90) days), owned by Seller, including, but not limited to, held in bank accounts or investment accounts.

"CDBS Review Period" has the meaning specified in Section 1.9(b).

"CERCLA" means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980.

"Charter Documents" means, with respect to any Entity at any time, in each case as amended, modified and supplemented at that time, the articles, memorandum or certificate of formation, incorporation, organization or association (or the equivalent organizational documents) of that Entity, (b) the bylaws, articles of association or limited liability company agreement or regulations (or the equivalent governing documents) of that Entity and (c) each document setting forth the designation, amount and relative tights, limitations and preferences of any class or series of that Entity's Capital Stock or of any rights in respect of that Entity's Capital Stock.

"Claim Notice" has the meaning specified in Section 7.4(b).

"Closing" has the meaning specified in Section 1.13.

"Closing Balance Sheet" means the balance sheet of each Seller included in the Closing Financials.

"Closing Date" has the meaning specified in Section 1.13.

"Closing Date Balance Sheet" has the meaning specified in Section 1.9(b).

"Closing Financials" means the consolidated and consolidating income statement and statement of cash flows of Seller for the period November 1, 2005 through the last date of the Measuring Month (as defined below) and the consolidated balance sheet of Seller as of the last day of the Measuring Month, both prepared in accordance with

GAAP. For purposes of this definition, Measuring Month means the month determined as follows: if the Closing takes place on or before the first through the 14th day of a month, then the Measuring Month shall be the month that is two months prior to the month in which the Closing takes place, and if the Closing takes place after the 15th day of a month, the Measuring Month shall be the month prior to the month in which the Closing takes place.

"Cobra" means Section 4980B of the Code, and the regulations thereunder, and Part 6 of Title I of ERISA.

"Code" means the Internal Revenue Code of 1986, as amended.

"COMTA" means the Commission on Massage Therapy Accreditation.

"Confidential Information" means, with respect to any Person, all trade secrets and other confidential, nonpublic and/or, as the case may be, proprietary Information of that Person, including Information derived from reports, investigations, research, work in progress, codes, marketing and sales programs, capital expenditure projects, cost summaries, pricing formulae, contract analyses, financial Information, projections, names and functions of employees and Information pertaining to employees, confidential filings with any Governmental Authority and all other confidential, nonpublic concepts, methods of doing business, ideas, materials or Information prepared or performed for, by or on behalf of that Person.

"Covered Agreement" means the items specified in Section 2.23.

"Covered Restriction" means a restriction imposed by Governmental Authority or other certifying body on the growth of the Schools or on any other post-secondary schools of Buyer or any of its Affiliates that exceeds twenty (20) months (including the period needed for the filing of acceptable audited financial statements with the DOE).

"Current Balance Sheet" means the balance sheet of Seller as of October 31, 2005, prepared in accordance with GAAP as set forth in the Financial Statements, with respect to the representations and warranties of the Seller Parties as of the date thereof, and the balance sheet of Seller as set forth in the Closing Financials with respect to the representations and warranties of the Seller Parties as of the Closing Date.

"Current Balance Sheet Date" means October 31, 2005.

"Damage" to any specified Person means any cost, damage (including any consequential, exemplary, punitive or treble damage) or expense (including reasonable fees and actual disbursements by attorneys, consultants, experts or other Representatives and Litigation costs) to, any fine of or penalty on or any liability (including loss of earnings or profits), including any amount incurred in settlement of a claim, of any other nature of that Person.

"Damage Claim" means, as asserted (a) against any specified Person, any claim, demand or Litigation made or pending against the specified Person for Damage to any other Person, or (b) by the specified Person, any claim or demand of the specified Person against any other Person for Damage to the specified Person.

"Data Room" means the documents set forth by Seller on the Internet web site at ucmtinfo.com as of (a) 10:00 am on the date of the Agreement with respect to all representations, warranties and covenants made as of the date of the Agreement and (b) 10:00 am on the Closing Date with respect to all representations, warranties and covenants made as of the Closing Date.

"Deductible" has the meaning specified in Section 7.6.

"Defined Benefit Plan" means any defined benefit plan as defined in Section 3(35) of ERISA.

"Discharge" means any manner of spilling, leaking, dumping, discharging, releasing or emitting, as any of such terms may further be defined in any Environmental Law, into any medium, including, without limitation, ground water, surface water, soil or air.

"Disclosure Letter" means the letter jointly delivered by the Parties, dated as of the date hereof and supplemented in accordance with Section 4.7 and that includes the schedules and exhibits referenced herein.

"DOE" means the United States Department of Education.

"DOE Pre-Closing Notice" means written notification from the DOE reasonably satisfactory to Buyer that states that the pre-acquisition review application is considered materially complete, that does not state that there is a material impediment to issuing a Temporary Provisional Program Participation Agreement to the Schools providing for continued Title IV Program funding to the Schools, and that does not identify any Material Restrictions or Covered Restrictions.

"Educational Agencies" has the meaning specified in Section 2.15(a)(i).

"Educational Approvals" has the meaning specified in Section 2.15(a)(i).

"Election Period" has the meaning specified in Section 7.4(b).

"Employee Benefit Plan" means any Employee Pension Benefit Plan, Welfare Plan and each deferred compensation, stock option, stock purchase, equity bonus, medical, disability, severance or termination pay, insurance or incentive plan, and each other employee benefit plan, program, agreement or arrangement, (whether funded or unfunded, written or oral, qualified or nonqualified), sponsored, maintained or contributed to or required to be contributed to by Seller or by any ERISA Affiliate of Seller for the benefit of any employee, terminated employee, leased employee or former leased employee, director, officer, shareholder or independent contractor of Seller or any ERISA Affiliate of Seller.

"Employee Pension Benefit Plan" means any "employee pension benefit plan" of Seller as defined in Section 3(2) of ERISA, including any plan that is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code (excluding any Multiemployer Plan).

"Employee Policies and Procedures" means at any time all employee manuals and all policies, procedures and work-related rules that apply at that time to any employee, nonemployee director or officer of, or any other natural person performing consulting or other independent contractor services for, Seller.

"Employment Agreement" means any (a) agreement to which Seller is a party which then relates to the part-time or full-time direct or indirect employment or engagement (as a consultant or otherwise) of any natural person by Seller, whether as an employee, a nonemployee officer or director, a consultant or other independent contractor, a sales representative or a distributor of any kind, including any employee leasing or service agreement and any noncompetition agreement, and (b) agreement between Seller and any Person which limits that Person's competition with Seller.

"Entity" means any sole proprietorship, corporation, partnership of any kind having a separate legal status, limited liability company, business trust, unincorporated organization or association, mutual company, joint stock company or joint venture.

"Environmental Laws" means all currently existing federal, state, regional or local statutes, laws, rules, regulations, codes, orders, injunctions, decrees, rulings, and changes or ordinances or judicial or administrative interpretations thereof, or similar laws of foreign jurisdictions where Seller conducts the Business, any of which govern (or purport to govern) or relate to pollution, protection of the environment, air emissions, water discharges, hazardous or toxic substances, solid or hazardous waste or occupational health and safety, as any of these terms are defined in such statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings and changes or ordinances, or judicial or administrative interpretations thereof, including, without limitation: the Comprehensive Environmental Response, compensation and Liability Act of 1980, as amended by the Superfund Amendment and Reauthorization Act of 1986, 42 U.S.C. S9601, et seq. (collectively "CERCLA"); the Solid Waste Disposal Act, as heretofore amended by the Resource Conservation and Recovery Act of 1976 and subsequent Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. S6901 et seq. (collectively "RCRA"); the Hazardous Materials Transportation Act, as heretofore amended, 49 U.S.C. S1801, et seq.; the Clean Water Act, as heretofore amended, 33 U.S.C. S1311, et seq.; the Clean Air Act, as heretofore amended (42 U.S.C. S7401-7642); the Toxic Substances Control Act, as heretofore amended, 15 U.S.C. S2601 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act as heretofore amended, 7 U.S.C. S136-136y ("FIFRA"); the Emergency Planning and Community Right-to-Know Act of 1986 as heretofore amended, 42 U.S.C. S11001, et seq. (Title III of SARA) ("EPCRA"); and the Occupational Safety and Health Act of 1970, as heretofore amended, 29 U.S.C. S651, et seq. ("OSHA").

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means, with respect to any specified Person at any time, any other Person, including an Affiliate of the specified Person, that is, or at any time within six years of that time was, a member of any ERISA Group of which the specified Person is or was a member at the same time.

"ERISA Group" means any "group of organizations" within the meaning of Section 414(b), (c), (m) or (o) of the Code or any "controlled group" as defined in Section 4001(a)(14) of ERISA.

"Escrow Agent" has the meaning specified in Section 1.6(b).

"Escrow Agreement" has the meaning specified in Section 1.6(b).

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Excluded Assets" has the meaning specified in Section 1.3.

"Excluded Liabilities" has the meaning specified in Section 1.5."Existing Lease Commitments" shall mean all lease payments (as defined under GAAP except that the dollar amount shall be determined on a cash basis) due under the Third Party Leases through the end of the Existing Lease Terms.

"Existing Lease Terms" shall mean the currently existing terms of the Third Party Leases excluding any option renewal or extension terms.

"Final EBITDA Report" has the meaning specified in Section 1.7(b).

"Final 2006 Net Income Report" has the meaning specified in Section 1.8(b).

"Financial Statements" means the consolidated and consolidating income statement and statement of cash flows of Seller for the period from January 1, 2005 through October 31, 2005, and the balance sheet of Seller as of October 31, 2005.

"Fixed Assets" means all vehicles, machinery, equipment, tools, supplies, leasehold improvements, furniture and fixtures owned or leased by Seller.

"GAAP" means generally accepted accounting principles and practices in the United States as in effect from time to time.

"Governmental Approval" means at any time any authorization, consent, , franchise, certificate, License, implementing order or exemption of, or registration or filing with, any Governmental Authority, including any certification or licensing of a natural person to engage in a profession or trade or a specific regulated activity, at that time.

"Governmental Authority" means (a) any national, state, county, municipal or other government, domestic or foreign, or any agency, board, bureau, commission, court, department or other instrumentality of any such government, (b) any organization involved in the accreditation of schools or (c) any Person having the authority under any applicable Governmental Requirement to assess and collect Taxes.

"Governmental Requirement" means at any time (a) any law, statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, writ, edict, award, authorization or other requirement of any Governmental Authority in effect at that time or (b) any obligation included in any certification, franchise, or License issued by any Governmental Authority or resulting from binding arbitration, including any requirement under common law, at that time.

"Guaranty" means, for any specified Person, any liability, contingent or otherwise, of that Person guaranteeing or otherwise becoming liable for any obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any liability of the specified Person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) that obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment of that obligation, (b) to purchase property, securities or services for the purpose of assuring the owner of that obligation of its payment or (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay that obligation; provided, that the term "Guaranty" does not include endorsements for collection or deposit in the ordinary course of the endorser's business.

"Handle" means any manner of generating, accumulating, storing, treating, disposing of, transporting, transferring, labeling, handling, manufacturing or using, as any of such terms are further defined in any Environmental Law, of any Hazardous Substances.

"Hazardous Substances" shall be construed broadly to include any toxic or hazardous substance, material or waste, and any other contaminant, pollutant or constituent thereof, including, without limitation, chemicals, compounds, by-products, petroleum or petroleum products, and polychlorinated biphenyls, the presence of which requires investigation or remediation under any Environmental Laws or which are regulated, listed or controlled by, under or pursuant to any Environmental Laws.

"Impaired Inventory" has the meaning specified in Section 2.18(b).

"IMSTAC" means the Integrated Massage and Somatic Therapies Accreditation Counsel.

"Indebtedness" of any Person means, (a) any liability of that Person (i) for borrowed money or arising out of any extension of credit to or for the account of that Person (including reimbursement or payment obligations with respect to surety bonds, letters of credit, banker's acceptances and similar instruments), for the deferred purchase price of property or services or arising under conditional sale or other title retention agreements, other than trade payables arising in the ordinary course of business not more than thirty (30) days old, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) in respect of capital leases or (iv) in respect of interest rate protection agreements, (b) any liability secured by any Lien upon any property or assets of that Person (or upon any revenues, income or profits of that Person therefrom), whether or not that Person has assumed that liability or otherwise become liable for the payment thereof or (c) any liability of others of the type described in the preceding clause (a) or (b) in respect of which that Person has incurred, assumed or acquired a liability by means of a Guaranty.

"Indemnified Party" has the meaning specified in Section 7.4(b).

"Indemnifying Party" has the meaning specified in Section 7.4(b).

"Indemnity Escrow Account" has the meaning specified in Section 1.6(b).

"Indemnity Notice" has the meaning specified in Section 7.4(e).

"Indemnity Notice Period" has the meaning specified in Section 7.4(e).

"Information" means written information, including (a) data, certificates, reports and statements (excluding the Financial Statements) and (b) summaries of unwritten agreements, arrangements, contracts, plans, policies, programs or practices or of unwritten amendments or modifications of, supplements to or waivers under any of the foregoing documents.

"Insurance Policies" has the meaning specified in Section 2.25.

"Inventories" has the meaning specified in Section 1.2(c).

"IRS" means the Internal Revenue Service.

"Knowledge of Buyer" whether or not capitalized, or any similar phrase means the actual knowledge of Tod Gibbs, Melissa Wade, Leonard Fluxman, Robert C. Boehm and the directors of each campus of Buyer, without any inquiry other than in the ordinary course of that Person's business.

"Knowledge of the Seller Parties" whether or not capitalized, or any similar phrase means the actual knowledge of Shareholder, Whitney Hannah, Doug Turnquist, Ed Schwartz, Rick Tucker, Dawnetta Cabaluna, Philip Nuahi and, with respect to each School, each Campus Director of that School, without any inquiry other than in the ordinary course of that Person's business.

"Last EBITDA Report" has the meaning specified in Section 1.7(a).

"Leased Premises" has the meaning specified in Section 2.19(a).

"Licenses" means all licenses, certificates, permits, approvals and registrations.

"<u>Lien</u>" means, with respect to any property or asset of any Person (or any revenues, income or profits of that Person therefrom) (in each case whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise), (a) any claim against or any mortgage, lien, security interest, pledge, attachment, levy or encumbrance or restriction of any kind thereupon or in respect thereof or (b) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors of that Person, including any "adverse claim" (as defined in the applicable Uniform Commercial Code) in the case of any Capital Stock, in each case other than (A) statutory liens for taxes that are not yet due and payable or liens for taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established; (B) statutory liens to secure obligations to landlords, lessors or renters under real property leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance or similar programs mandated by applicable Governmental Requirements; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (E) liens in favor of customs and revenue authorities arising as a matter of Governmental Requirements to secure payments of customs duties in connection with the importation of goods. For purposes of this Agreement a Person shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to that asset.

"<u>Litigation</u>" means any action, case, proceeding, claim, grievance, suit, audit, program review, or investigation (or inquiry or notice with respect thereto) or other proceeding conducted by, or pending before, any Governmental Authority or any mediation, arbitration or any other third-party dispute resolution proceeding.

"<u>Material</u>" means, as applied to any Entity, significant to the business, operations, property or assets, liabilities, financial condition or results of operations of that Entity.

"<u>Material Agreement</u>" of any Entity means any single contract or agreement calling for the payment or receipt by a party thereto of twenty-five thousand dollars ($25,000) or more, or any series of similar agreements including, but not limited to, in the case of Seller's agreements with its students, which in the aggregate call for the payment or receipt by a party thereto of twenty-five thousand dollars ($25,000) or more to which that Entity or any of its Subsidiaries is a party, or by which that Entity or any of its Subsidiaries is bound or to which any property or assets of that Entity or any of its Subsidiaries is subject.

"<u>Material Restrictions</u>" means (i) a letter of credit in an amount exceeding ten million dollars ($10,000,000) is required to be provided by Buyer (to the extent that the letter of credit is required to be in excess of five million dollars ($5,000,000), and not more than ten million dollars ($10,000,000), the costs of the financing of the amount in excess of five million dollars ($5,000,000) would be borne by Buyer and Seller, jointly and severally, equally); (ii) any cap on Title IV revenues that would result in Title IV revenues for the Business to be in an amount that is at least ten percent (10%) less than the average of such revenues for the Business for the last two years; (iii) any cap on Title IV student enrollments that would result in Title IV enrollments for the Business to be in an amount that is at least ten percent (10%) fewer than the average of such enrollments for the Business for the last two years; and (iv) any requirement that any individual officers or directors of Buyer or any of its Affiliates provide personal guarantees in connection with the transaction.

"Multiemployer Plan" means a "multiemployer" plan as defined in Section 4001(a)(3) of ERISA, Section 414 of the Code or Section 3(37) of ERISA.

"New Employment Agreement" has the meaning specified in Section 5.1(d).

"Non-Paying Party" has the meaning specified in Section 4.8(a).

"Notes Receivable" has the meaning specified in Section 7.6.

"Organization State" means, as applied to (a) any corporation, its state or other jurisdiction of incorporation, (b) any limited liability company or limited partnership, the state or other jurisdiction under whose laws it is organized and existing in that legal form, and (c) any other Entity, the state or other jurisdiction whose laws govern that Entity's internal affairs.

"Other Compensation Plan" means any compensation arrangement, plan, policy, practice or program of any nature whatsoever established, maintained or sponsored by Seller or to which Seller contributes, on behalf of, or for the benefit of, any of its employees, nonemployee directors or officers or other natural persons performing consulting or other independent contractor services for Seller including all such arrangements, plans, policies, practices or programs providing for, but not limited to, severance pay, deferred compensation, incentive, bonus or performance awards or the actual or phantom ownership of any Capital Stock or options, warrants or rights to acquire Capital Stock of Seller.

"Party" has the meaning specified in the introduction.

"Paying Party" has the meaning as specified in Section 4.8(a).

"Pension Plan" means any Defined Benefit Plan or any Employee Pension Benefit Plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code.

"Permitted Claim" has the meaning specified in Section 7.6.

"Person" means any natural person, Entity, estate, trust, union or employee organization or Governmental Authority or, for the purpose of the definition of "ERISA Affiliate," any trade or business.

"Policy Guidelines" has the meaning specified in Section 2.15(e).

EXECUTION VERSION

"Predecessor" means any Person that has owned or used, directly or indirectly, any of the Purchased Assets or conducted, directly or indirectly, any of the business operated by Seller.

"Professional Codes" means any and all Governmental Requirements relating to the licensing or other regulation of the professional activities conducted by Seller as of the Closing or any Person who performs, or arranges to perform, professional activities relating to such businesses.

"Prohibited Transaction" means any transaction that is prohibited under Section 4975 of the Code or Section 406 of ERISA and not exempt under Section 4975 of the Code or Section 408 of ERISA.

"Projected EBITDA" means three million, five hundred thousand dollars ($3,500,000).

"Proprietary Rights" means (a) patents, applications for patents and patent rights, (b) in each case, whether registered, unregistered or under pending registration, trademark rights, trade names, trade name rights, corporate names, business names, trade styles or dress, service marks and logos and other trade designations and copyrights and (c), all rights, arrangements and agreements relating to the technology, curriculum materials, advertising, know-how or processes used in any business of Seller.

"Purchase Price" means the total consideration to be paid by Buyer to the Seller Parties as provided in Article I, as it may be adjusted pursuant to Section 1.7.

"Purchased Assets" has the meaning specified in Section 1.2.

"RCRA" means the Resource Conservation and Recovery Act of 1976.

"Real Property Leases" has the meaning specified in Section 2.19(a).

"Receivables" has the meaning specified in Section 2.18.

"Regulatory Escrow Account" means the account described in Section 1.8(a).

"Related Party Agreements" means any written or oral contract, arrangement or agreement between Seller and Shareholder or any holder of Capital Stock, officer, director or Affiliate of Seller or any Affiliate thereof or any Related Person of any of the foregoing.

"Related Person" of a Person means: (i) any family member of that Person, (ii) any estate of Shareholder, (iii) the trustee of any trust of which all the beneficiaries are Related Persons of that Person and (iv) any Entity the entire equity interest in which is owned by any one or more Related Persons of that Person.

"Representatives" means, with respect to any Person, the directors, officers, employees, Affiliates, accountants (including independent certified public accountants), advisors, attorneys, consultants or other agents of that Person, or any other representatives of that Person or of any of those directors, officers, employees, Affiliates, accountants (including independent certified public accountants), advisors, attorneys, consultants or other agents.

"Required Governmental Approvals" has the meaning specified in Section 4.11.

"Restricted Payment" means, with respect to any Seller at any time, any of the following effected by that Seller: (a) any declaration or payment of any dividend or other distribution in cash or otherwise (except as expressly permitted by the Charter Documents of Seller for Tax purposes), or (b) any direct or indirect redemption, retirement, sinking fund deposit in respect of, purchase or other acquisition for value of (i) any then outstanding Seller Interests of such Seller or (ii) any then outstanding warrants, options or other rights to acquire or subscribe for or purchase unissued or treasury Seller Interests of that Seller.

"Returns" of any Person means the returns, reports or statements (including any Information returns) any Governmental Authority requires to be filed by that Person for purposes of any Tax.

"Review Period" has the meaning specified in Section 1.7(b).

"Schedule 2.9 Equity" has the meaning specified in Section 2.9.

"Schools" means Utah College of Massage Therapy, including its main campus at 25 South 300 East in Salt Lake City, Utah, all of its other campuses in Arizona, Colorado, Nevada and Utah, and any other campuses or other facilities at which it offers all or any portion of an educational program. Each of the campuses and facilities referenced in the previous sentence is referred to as a "School" and is listed on Schedule R.1.

"SEC" means the United States Securities and Exchange Commission.

"Seller" has the meaning specified in the introduction.

"Seller Disclosure Schedule" has the meaning set forth in the introduction to Article II.

"Seller Indemnified Party" means (a) each the Seller Parties and the Affiliates and each of the respective Representatives of the Seller Parties and such Affiliates (other than Buyer or any of its Affiliates).

"Seller Material Adverse Effect" means any event, change, violation, inaccuracy, circumstance or effect (regardless of whether or not such events, changes, violations, inaccuracies, circumstances or effects are inconsistent with the representations or warranties made by the Seller Parties in this Agreement) that is materially adverse to the operations, condition (financial or otherwise), assets (tangible and intangible), liabilities, employees, properties, results of operations or business as now conducted, taken as a whole, of Seller; provided, however that none of the following shall be deemed to constitute a Seller Material Adverse Effect (either alone or in combination): any adverse event, change, violation, inaccuracy, circumstance or effect resulting from or relating to (i) general business, economic or political conditions, (ii) compliance with the terms and conditions of, or any action or an action required by this Agreement, (iii) any breach by any party other than a Seller Party of any provision of this Agreement or any agreement or instrument contemplated by this Agreement or any action by Buyer or (iv) any failure of Seller to meet internal, published or other estimates predictions, projections or forecasts of revenues, net income or any other measure of financial performance other than as set forth in Schedule 5.1(s).

"Seller Parties" has the meaning specified in the introduction.

"Seller's Accountant" has the meaning specified in Section 1.7(b).

"SFCF" has the meaning specified in Section 1.9(d).

"SFCF Review Period" has the meaning specified in Section 1.9(d).

"SLL" has the meaning specified in the introduction.

"Solid Wastes, Hazardous Wastes or Hazardous Substances" have the meanings ascribed to those terms in CERCLA, RCRA or any other Environmental Law applicable to the business or operations of Seller which imparts a broader meaning to any of those terms than does CERCLA or RCRA.

"Specified Indemnities" has the meaning set forth in Section 7.1.

"State DOEs" means the authorities that (a) regulate the Schools or Seller in each state where a campus of the Schools is located and (b) license Seller for the purpose of marketing and recruiting students in States where Seller does not maintain any facilities.

"Straddle Period Tax" has the meaning specified in Section 4.8(a).

"Subsidiary" of any specified Person at any time means any Entity a majority of the Capital Stock of which is at that time owned or controlled, directly or indirectly, by the specified Person.

"Supplemental Information" has the meaning specified in Section 4.7.

"Tax" or "Taxes" means all net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental or other taxes, assessments, duties, fees, levies or other governmental charges or assessments of any nature whatever imposed by any Governmental Requirement (other than escheat taxes), whether disputed or not, together with any interest, penalties, additions to tax or additional amounts with respect thereto.

"Tax Firm" has the meaning specified in Section 1.6(c).

"Taxing Authority" means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

"Tax Report" has the meaning specified in Section 1.6(c).

"Termination Date" has the meaning specified in Section 11.1(b).

"Third Firm" has the meaning specified in Section 1.7(b).

"Third-Party Claim" has the meaning specified in Section 7.4(b).

"Third Party Leases" has the meaning specified in Section 5.1(k).

"Title IV Programs" has the meaning specified in Section 2.15(b)(iii).

"Transaction Document" means this Agreement and the other written agreements, documents, instruments and certificates executed pursuant to or in connection with this Agreement, including those specified or referred to in Article VI to be delivered at or before the Closing, all as amended, modified or supplemented from time to time.

"Transfer Taxes" has the meaning specified in Section 4.8(d).

"Underground Storage Tank" shall have the meaning ascribed to such term in Section 6901 et seq., as amended, of RCRA, or any applicable state or local statute, law, ordinance, code, rule, regulation, order ruling, or decree governing Underground Storage Tanks.

"Welfare Plan" means an "employee welfare benefit plan" of Seller as defined in Section 3(l) of ERISA.

9.2 **Other Defined Terms.** Words and terms used in these Standard Provisions which are defined elsewhere in this Agreement are used herein as therein defined.

9.3 **Other Definitional Provisions.**

(a)   Except as otherwise specified herein, all references herein to any Governmental Requirement defined or referred to herein, including the Code, CERCLA, ERISA, the Exchange Act and the RCRA, shall be deemed references to that Governmental Requirement or any successor Governmental Requirement, as the same may have been amended or supplemented from time to time, and any rules or regulations promulgated thereunder.

(b)   When used in this Agreement, the words "herein," "hereof" and "hereunder" and words of similar import refer to this Agreement as a whole and not to any provision of this Agreement, and the words "Article," "Paragraph," "Section," "Annex," "Addendum," "Schedule" and "Exhibit" refer to articles, paragraphs and sections of, and annexes, addenda, schedules and exhibits to, this Agreement, unless otherwise specified.

(c)   Whenever the context so requires, the singular number includes the plural and vice versa, and a reference to one gender includes the other gender and the neuter.

(d)   The word "including" (and, with correlative meaning, the word "include") means including, without limiting the generality of any description preceding such word, and the words "shall" and "will" are used interchangeably and have the same meaning.

ARTICLE X

CONFIDENTIALITY

10.1   Treatment of Confidential Information.

(a)   Each of the Seller Parties, on the one hand, Buyer on the other hand, acknowledges that it has or may have had in the past, currently has and in the future may have access to Confidential Information of Buyer and Seller, respectively. Each of the Seller Parties agrees that it will keep confidential all such Confidential Information furnished to it and, except with the specific prior written consent of the other Party (meaning, with respect to the Seller Parties, Buyer, and with respect to Buyer, the Seller Parties), will not use for its own benefit or disclose such Confidential Information to any Person except Representatives of such Party, provided that these Representatives (other than counsel) agree to the confidentiality provisions of this Section 10.1; provided, however, that Confidential Information shall not include such Information as (i) becomes known to the public generally through no fault of the party receiving the Confidential Information (ii) is required to be disclosed by law or the order of any Governmental Authority provided, that prior to disclosing any Information pursuant to this clause (ii), a Party shall, if practicable, give prior written notice thereof to the other Party and provide the other Party with the opportunity to contest such disclosure, or (iii) the disclosing party reasonably believes is required to be disclosed in connection with the defense of a lawsuit against the disclosing party. The obligation of Buyer under this Section 10.1 shall terminate upon the Closing.

(b)   Because of the difficulty of measuring economic losses as a result of the breach of the covenants in Section 10.1(a), above, and because of the immediate and irreparable damage that would be caused to a Party as a result of such breach for which it would have no other adequate remedy, each of the Parties agrees that a Party may enforce the provisions of Section 10.1(a) by injunctions and restraining orders against any Party which breaches any of those provisions. Nothing herein shall be construed as prohibiting a Party from pursuing any other available remedy for such breach or threatened breach, including the recovery of damages.

(c)   The obligations of the Seller Parties under this Section 10.1 shall survive the termination of this Agreement.

ARTICLE XI

TERMINATION AND EXPENSES

11.1   Termination of This Agreement. This Agreement may be terminated at any time prior to the Closing Date solely:

(a)   by the mutual written consent of the Parties;

(b)   by Buyer, if the transactions contemplated by this Agreement to take place at the Closing shall not have been consummated by the close of business on the date that is one hundred fifty (150) days after the date hereof (the "Termination Date") unless the failure of such transactions to be consummated results from the willful failure of Buyer to perform or adhere to any agreement required hereby to be performed or adhered to by it prior to or on the Closing Date; and

(c)   by Seller Parties if the transactions contemplated by this Agreement to take place at the Closing shall not have been consummated by the close of business on the Termination Date, unless the failure of such transactions to be consummated results from the willful failure of Seller Parties to perform or adhere to any agreement required hereby to be performed or adhered to by them prior to or on the Closing Date.

11.2   Expenses. Whether or not the transactions contemplated hereby are consummated, (a) Buyer will pay the fees, expenses and disbursements of Buyer and its Affiliates and Representatives which are incurred in connection with the subject matter of this Agreement and any amendments thereto, including all costs and expenses incurred in the performance of and compliance with all conditions to be performed by Buyer, under this Agreement, (b) Seller Parties will pay the fees, expenses and disbursements of Seller Parties and its Affiliates and Representatives which are incurred in connection with the subject matter of this Agreement and any amendments thereto, including all costs and expenses incurred in the performance of and compliance with all conditions to be performed by the Seller Parties under this Agreement, and (c) and Buyer, shall pay all sales, use, transfer and other similar Taxes and fees incurred in connection with the transactions contemplated hereby. The Seller Parties will file all necessary documentation and Returns with respect to all Taxes and fees they are required by this Section 11.2 to pay. The Seller Parties will pay all Taxes due upon receipt of the consideration payable to Seller pursuant to the transactions contemplated by this Agreement.

11.3   Liabilities in Event of Termination. If this Agreement is terminated pursuant to Section 11.1, above, there shall be no liability or obligation on the part of any Party hereto except (a) as provided in Section 11.2, above, and (b) to the extent that such liability is based on the breach by that Party of any of its representations, warranties or covenants set forth in this Agreement.

11.4   Public Announcements. Except as may be required by applicable Governmental Requirements, without the prior written consent of the other Parties, none of the Parties will make, and each Party will direct its representatives not to make, directly or indirectly, any public announcement or press release regarding this agreement or the transactions contemplated hereby or any of the proposed terms, conditions or other aspects of the hereof or thereof, respectively. If a Party or its Affiliate is required by Governmental Requirements to make any such disclosure, other than in a filing with, or as required by, the SEC or as required by the Nasdaq Stock Market, it shall first provide to the other Parties the content of the proposed disclosure, the reasons that such disclosure is required by law, the timing of such disclosure and the medium in which such disclosure is to be made.

11.5 **Notices.** Any notices, demands or other communication given in connection herewith shall be in writing and be deemed given (i) when personally delivered, (ii) sent by facsimile transmission to a number provided in writing by the addressee and a confirmation of the transmission is received by the sender or (iii) three (3) days after being deposited for delivery with a recognized overnight courier, such as FedEx, with directions to deliver within three (3) days, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such Party may designate in accordance herewith:

When Buyer is the intended recipient:

> Leonard I. Fluxman
> c/o Steiner Management Services LLC
> Suite 200
> 770 South Dixie Highway
> Coral Gables, FL 33146
> Facsimile: (305) 358-9954

with a copy to:

> Robert C. Boehm
> c/o Steiner Management Services LLC
> Suite 200
> 770 South Dixie Highway
> Coral Gables, FL 33146
> Facsimile: (305) 661-3248

When any of the Seller Parties is the intended recipient:

> Norman Cohn
> 1464 Tomahawk Drive
> Salt Lake City, UT
> 84103
> Facsimile: (801) 366-3320

with a copy to:

> Robert O'Connor, Esq.
> Wilson Sonsini Goodrich & Rosati
> 2795 E. Cottonwood Parkway, Suite 300
> Salt Lake City, UT 84121
> Facsimile: (801) 993-6499

11.6 Governing Law; Forum; Etc.

(a) The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Florida (without giving effect to the laws, rules or principles of the State of Florida regarding conflicts of laws). Each Party agrees that any proceeding arising out of or relating to this Agreement or the breach or threatened breach of this Agreement may be commenced and prosecuted in a state or federal court, as the case may be, in the county of Miami-Dade, State of Florida, if the action is brought by either of the Seller Parties and, in the county of Salt Lake, State of Utah if the action is brought by Buyer. Each Party consents and submits to the non-exclusive personal jurisdiction of any such court in respect of any such proceeding. Each Party consents to service of process upon it with respect to any such proceeding by registered mail, return receipt requested, and by any other means permitted by applicable laws and rules. Each Party hereby irrevocably waives any objection that it may now or hereafter have to the laying of venue of any such proceeding in any such court and any claim that it may now or hereafter have that any such proceeding in any such court has been brought in an inconvenient forum. In the event of any Litigation between or among any of the Parties with respect to this Agreement, the prevailing Party or Parties, as the case may be, therein shall be entitled to receive from the non-prevailing Party or Parties, as the case may be, therein all of such prevailing Party's or Parties' reasonable expenses incurred in connection with such Litigation.

(b) Notwithstanding the foregoing, prior to the time that a Party may bring any Litigation arising out of or relating to this Agreement, the Parties shall negotiate in good faith for a period of thirty (30) days in an attempt to resolve the dispute. If, after such 30-day period, there is no resolution of such dispute, the Parties shall retain the services of a single mediator in Miami-Dade County, if one or more of Seller Parties is asserting the claim, and in Salt Lake County if Buyer is asserting the claim, who shall conduct and complete the mediation of the dispute within forty five (45) days after the end of the aforesaid 30-day period. If such mediation does not resolve the dispute, the Parties shall be entitled to commence Litigation or take any other action permitted under this Agreement and applicable law with respect to the dispute in question. The costs of such mediation shall be borne one-half by the Buyer and one-half by the Seller Parties (jointly and severally).

11.7 Binding Effect; Assignment; Third-Party Beneficiaries.
This Agreement shall be binding upon the Parties and their respective successors and permitted assigns and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall assign any of its rights or delegate any of its duties under this Agreement (by operation of law or otherwise) without the prior written consent of the other Parties. Any assignment of rights or delegation of duties under this Agreement by a Party without the prior written consent of the other Parties shall be void. No person (including, without limitation, any employee of a Party) shall be, or be deemed to be, a third-party beneficiary of this Agreement unless this Agreement specifically so provides.

11.8 Entire Agreement.
This Agreement and the agreements, certificates and instruments delivered pursuant hereto constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes all of the previous or

contemporaneous agreements, representations, warranties and understandings (whether oral or written) by, between or among the Parties with respect to the subject matter hereof.

11.9   Further Assurances. At any time and from time to time after the Closing, each Party shall, at its own cost and expense, execute, deliver and acknowledge such other documents and take such further actions as may be reasonably requested by the other Party in order to fully perform such Party's obligations as contemplated hereby.

11.10   Amendments. No addition to, and no cancellation, renewal, extension, modification or amendment of, this Agreement shall be binding upon a Party unless such addition, cancellation, renewal, extension, modification or amendment is set forth in a written instrument that is executed and delivered by each Party.

11.11   Waivers. No waiver of any provision of this Agreement shall be binding upon a Party unless such waiver is expressly set forth in a written instrument that is executed and delivered by such Party. Such waiver shall be effective only to the extent specifically set forth in such written instrument. Neither the exercise (from time to time and at any time) by a Party of, nor the delay or failure (at any time or for any period of time) to exercise, any right, power or remedy shall constitute a waiver of the right to exercise, or impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter. No waiver of any right, power or remedy of a Party shall be deemed to be a waiver of any other right, power or remedy of such Party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.

11.12   Headings; Counterparts. The headings set forth in this Agreement have been inserted for convenience of reference only, shall not be considered a part of this Agreement and shall not limit, modify or affect in any way the meaning or interpretation of this Agreement. This Agreement, and any agreement delivered pursuant hereto, may be signed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

11.13   Severability. If any provision of this Agreement shall be held to be invalid, unenforceable or illegal, in whole or in part, in any jurisdiction under any circumstances for any reason, (a) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the Parties as expressed in, and the benefits to the Parties provided by, this Agreement or (b) if such provision cannot be so reformed, such provision shall be severed from this Agreement and an equitable adjustment shall be made to this Agreement (including, without limitation, addition of necessary further provisions to this Agreement) so as to give effect to the intent as so expressed and the benefits so provided. Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances. Neither such holding nor such reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Agreement.

11.14   Rights and Remedies. All rights, powers and remedies afforded to a Party under this Agreement, by law or otherwise, shall be cumulative (and not alternative) and shall not preclude the assertion or the seeking by a Party of any other rights or remedies.

[SIGNATURE PAGES BEGIN ON TOP OF THE NEXT PAGE]

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first above written.

FCNH, INC.

By:_____
Name: /s/ Leonard I. Fluxman,
Title: President and Chief Executive Officer

STEINER LEISURE LIMITED

By:_____
Name: /s/ Leonard I. Fluxman
Title: President and Chief Executive Officer

UTAH COLLEGE OF MASSAGE THERAPY, INC.

By:_____
Name: /s/ Norman Cohn
Title:

_____
/s/ NORMAN COHN, Individually